                                               Filed pursuant to Rule 424(B)(4)
                                                         SEC File No. 333-84011
PROSPECTUS
                               6,250,000 Shares

                      [LOGO OF DATA RETURN APPEARS HERE]

                                 Common Stock

                             -------------------

This is an initial public offering of 6,250,000 shares of common stock of Data Return Corporation. We are selling all of the shares of common stock under this prospectus.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "DRTN."

See "Risk Factors" beginning on page 6 about the risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             -------------------

                                                              Per
                                                              Share    Total
                                                             ------ -----------
   Public offering price.................................... $13.00 $81,250,000
   Underwriting discounts and commissions................... $ 0.91 $ 5,687,500
   Proceeds, before expenses, to us......................... $12.09 $75,562,500

                             -------------------

The underwriters may purchase up to an additional 937,500 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on November 2, 1999.

                             -------------------

Bear, Stearns & Co. Inc.
              CIBC World Markets
                           Thomas Weisel Partners LLC
                                                        Wit Capital Corporation


               The date of this prospectus is October 27, 1999.

Outside of gate fold

An image of half a globe with images of some of our customers' web pages surrounding the globe above its surface is centered along the right side of the page.

To the left of the globe is the text "A WORLD OF OPPORTUNITY" above the Data Return logo and the slogan "Hosting The Back Office for E-Business."

Left page of inside of gate fold

The inside front cover of the prospectus has a caption centered at the top of the page in large text that reads "Hosting the Back Office for E-Business."

An image of a half globe with images of some our customers' web pages surrounding the globe above its surface is centered along the right side of the page.

To the left of this image are three circular frames with images inside. The left one contains an image of clustered hosting diagram. The text "Multi-Server Clustered Solutions" appears below the frame. The middle frame contains an image of a portion of the world, including the United States, with a network diagram drawn on it. The text "State-of-the-Art Infrastructure" appears below the frame. The right frame contains an image of a man looking at file folders. The text "Extensive Microsoft Expertise" appears below this frame.

Right page of inside of gate fold

In the right half of the page, there are three sets of images: the first is a screen for Microsoft Exchange with the text "Microsoft Exchange"; the second set is a series of folders with icons representing applications with the text "Application Hosting"; and the third set is a sample web page with the text "Advanced Web Hosting."

An image of the other half of the globe with images of some other customers web pages surrounding the globe above its surface is centered along the left side of the page.

At the bottom of the page is the Data Return logo and the slogan "Hosting The Back Office for E-Business."

  Prospective investors may rely only on the information contained in this prospectus. Neither Data Return Corporation nor any underwriter has authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

                              -------------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    1
Risk Factors........................    6
Forward-Looking Statements and
 Associated Risks...................   16
Use of Proceeds.....................   17
Dividend Policy.....................   17
Capitalization......................   18
Dilution............................   19
Selected Financial Data.............   20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   22

                                   Page
                                   ----
Business.........................   31
Management.......................   48
Principal Shareholders...........   55
Certain Transactions.............   56
Description of Capital Stock.....   58
Shares Eligible for Future Sale..   63
Underwriting.....................   65
Legal Matters....................   68
Experts..........................   68
Where You Can Find More
 Information.....................   68
Index to Financial Statements....  F-1

                              -------------------

  Until November 21, 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  This summary highlights the key information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the section titled "Risk Factors" and the financial statements and the notes relating to those statements.

                                  Data Return

Our Company

  Data Return provides advanced Internet hosting services based on technologies developed by Microsoft Corporation. Our advanced hosting services include the hardware, software and network technologies necessary to support complex web sites and web-based applications. We focus primarily on customers that are deploying sophisticated high-end web-based applications, including electronic commerce, through which they can conduct transactions and manage information worldwide over the Internet. We believe that hosting on the Microsoft platform offers a greater opportunity than hosting on other platforms. According to International Data Corp., Microsoft Windows NT will be the key engine for growth within the worldwide server market.

  We provide high quality, high performance advanced hosting services, which are comprised of:

  . advanced managed services, whereby we configure, install, operate and maintain the hardware, software and network technologies necessary to implement and support our customers' complex, business-critical web sites and web-based applications.

  . a scalable deployment architecture, which allows us to quickly and cost-effectively expand and enhance our customers' web sites; and

  . high performance content delivery, which improves overall performance through increased speed and reliability.

  As of August 31, 1999, we hosted over 1,600 web sites for more than 800 customers across many industries. Our customers range in size from large Fortune 500 companies to smaller businesses, both conventional and web-based. Our top five customers based on revenue during fiscal 1999 were Executive Software, First USA, BlueStreak.com, Silicon Channels and Honeywell.

  Level 3 Communications, Inc. and Compaq Computer Corporation are shareholders of our company, and Microsoft has agreed to invest in our company. In addition to their investments in our common stock, we have entered into strategic agreements with each of these companies. Pursuant to the agreement with Level 3 that we entered into in July 1999, we will train and team with Level 3's sales force to generate new business opportunities. Further, we will be able to locate our servers and related equipment in any of Level 3's existing or future U.S. facilities, or gateways. In doing so, we expect to avoid the significant cost of constructing additional data centers of our own. In addition, we will be able to utilize Level 3's personnel to install our equipment at these gateways. As part of this transaction, we have committed to purchase $10.0 million of bandwidth and co-location services from Level 3 over the next five years. We have also agreed that, if Level 3 is capable of providing the services we request, and if we determine that those services meet our then-current performance criteria, we will purchase 75% of these services from Level 3 from July 2000 through December 2000 and 90% of these services from January 2001 through June 2004.

  Under our agreement with Microsoft, which we entered into in September 1999, we will license proprietary installation tools for third-party hosted applications to Microsoft and train Microsoft's employees and customers in the use of those tools. In exchange, Microsoft will provide us technical consulting and marketing services. At the same time we entered into this agreement with Microsoft, Microsoft committed to buy $5.0 million of our common stock for a price per share equal to the lesser of the midpoint of the lowest filing range, which was $11.00, and the price to public, which is $13.00. Therefore the purchase price Microsoft will pay for the shares of our common stock it acquires will be less than the price you pay. Microsoft will also acquire a warrant to purchase 340,910 shares of our common stock at an exercise price of $11.00. The closing of the Microsoft transaction is scheduled to occur on October 28, 1999. We also have a server purchase agreement with Compaq that we entered into in July 1999, which we believe strengthens our relationship with this key vendor. As part of this agreement, we agreed for a three-year period to purchase from Compaq the lesser of 2,000 servers or the number of servers reasonably necessary to adequately operate our business. Our agreement to purchase these servers from Compaq is contingent upon Compaq providing financing for the servers on competitive terms, upon the price, performance and quality of the Compaq servers being reasonably satisfactory to us and upon Compaq's commitment to deliver these servers on the schedule we request. We believe these relationships enhance our credibility with potential customers and provide us with early access to new products, superior technical services, training and new business development opportunities.

  We were incorporated in Texas in August 1997 by three former Microsoft product support engineers and have achieved an average quarterly revenue growth rate of 50% since October 1, 1997. However, we experienced net losses of approximately $1.3 million for the year ended March 31, 1999, and we anticipate continuing and increasing losses. We believe the following are among the key factors that have distinguished our company and our offerings and that will continue to drive our growth:

  . a full range of hosting services pre-packaged with defined pricing and feature sets;

  .  our exclusive focus and technical expertise on the Microsoft platform;

  . high availability, high performance web hosting solutions which we believe will increasingly involve the clustering of multiple web, database and applications servers in order to securely and efficiently distribute web site content and related data across multiple and sometimes geographically distributed servers;

  . an advanced and highly secure network architecture that since mid-August has delivered network performance that is among the fastest on average in the United States compared to backbone providers as measured by an independent third party (Keynote Systems) through its 65 United States measurement agents dispersed across various cities;

  . an integrated information system which automates our work flows and our service deployment processes;

  . our exclusive focus on hosting, which allows us to avoid direct competition with software developers and systems integrators; and

  . our commitment to building and maintaining strong relationships with members of the Microsoft developer community, many of whom have proven to be valuable sources of customers referrals.

Our Market Opportunity

  According to Forrester Research, the hosting market will grow from $0.9 billion in 1998 to $14.6 billion in 2003, a 76% compound annual growth rate. In addition to the general expansion of the Internet, we believe that growth in e-commerce will drive demand for outsourced advanced hosting services such as ours because sites with e-commerce capabilities tend to be more complex. Forrester Research projects that e-commerce will generate over $3.2 trillion in revenue by 2003. In addition, we believe that the trend toward outsourcing the hosting of web sites will continue as businesses increase the complexity of their web sites and require greater reliability and interactivity for end users. We also believe that these sites will increasingly be based on Microsoft Internet technologies. According to IDC, Windows NT's market share will grow at a compound annual growth rate of 25% from 1998 to 2003.

Our Strategy

  Our goal is to take advantage of the growth in Internet usage, e-commerce and the outsourcing of hosting services to become the leading provider of advanced hosting services. Our strategy to achieve this goal contains the following key elements:

  .  maintain focus on advanced hosting on the Microsoft platform;

  .  offer a full range of highly scalable advanced hosting services;

  .  maintain non-capital intensive business model;

  .  enhance our marketing and sales programs;

  .  capitalize on key relationships;

  .  provide superior customer service;

  .  expand our data center presence; and

  .  expand into new hosting markets.

Our Address and Telephone Number

  The address of our principal executive offices is 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039, and our telephone number is (972) 869-0770.

                              -------------------

  Data Return is our service mark. This prospectus also contains trademarks and tradenames of other companies.

                                  THE OFFERING

 Common stock offered by Data Return........  6,250,000 shares
 Common stock to be outstanding after the
  offering.................................. 34,460,504 shares
 Use of proceeds............................ We intend to use the net proceeds from this offering to fund our
                                             capital expenditures, and for
                                             working capital and other general
                                             corporate purposes. See "Use of
                                             Proceeds" on page 17 for a more
                                             detailed description of our use
                                             of proceeds.
 Nasdaq National Market symbol.............. DRTN

-------

Includes 454,546 shares of common stock to be issued to Microsoft before the closing of the offering.

Excludes 937,500 shares to be sold by Data Return if the underwriters' over-allotment option is exercised in full, as described in "Underwriting."

The number of shares outstanding excludes:

  . 6,993,958 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $1.12 per share;

  . 2,851,442 shares of common stock reserved for issuance under our stock option plans; and

  . a warrant to purchase 340,910 shares at $11.00 per share.

                              -------------------

                   Conventions That Apply to This Prospectus

  All information in this prospectus reflects a 269 for one stock split effected on September 10, 1999.

  Except as otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                         SUMMARY FINANCIAL INFORMATION

  In the following table, we provide you with summary historical financial data of Data Return. We have prepared this information using the financial statements of Data Return for the period from September 22, 1997 (inception) to March 31, 1998, the year ended March 31, 1999 and the three month periods ended June 30, 1998 and 1999. The financial statements for the period from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the three month periods ended June 30, 1998 and 1999 have not been audited. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Data Return considers necessary for a fair presentation of its financial position and the results of its operations for these periods.

  When you read this summary historical financial data, it is important that you read it in conjunction with the historical financial statements and related notes contained later in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," also contained later in this prospectus.

                             Period from                    Three Months Ended June
                          September 22, 1997                          30,
                            (inception) to     Year Ended   ------------------------
                            March 31, 1998   March 31, 1999    1998         1999
                          ------------------ -------------- -----------  -----------
                               (In thousands, except share and per share data)
Statements of Operations
 Data:
Revenues................     $       336      $     1,889   $       281  $     1,228
Costs and expenses:
  Cost of revenue.......             198            1,105           205          489
  General and
   administrative.......             231            1,063           213          866
  Marketing and sales ..              39              663           105          384
  Stock based
   compensation.........              61              349            85          140
                             -----------      -----------   -----------  -----------
Total costs and
 expenses...............             529            3,180           608        1,879
                             -----------      -----------   -----------  -----------
Loss from operations....            (193)          (1,291)         (327)        (651)
Other income (expense)..               2                7             5           16
                             -----------      -----------   -----------  -----------
Net loss................     $      (191)     $    (1,284)  $      (322) $      (635)
                             ===========      ===========   ===========  ===========
Net loss per common
 share..................     $     (0.01)     $     (0.07)  $     (0.02) $     (0.03)
                             ===========      ===========   ===========  ===========
Shares used in per share
 computation............      15,882,326       18,371,300    17,592,600   22,272,804
                             ===========      ===========   ===========  ===========
Other Financial Data:
EBITDA(1)...............     $      (118)     $      (813)  $      (222) $      (400)
Net cash provided by
 (used in) operating
 activities.............               1             (644)         (243)        (282)
Net cash used in
 investing activities...             (55)            (939)          (79)        (696)
Net cash provided by
 financing activities...             528            1,952           502        3,251
Purchases of property
 and equipment..........              55              814            79          696

                                                      June 30, 1999
                                            ----------------------------------
                                                                  Pro Forma
                                            Actual Pro Forma(2) As Adjusted(3)
                                            ------ ------------ --------------
                                                      (In thousands)
Balance Sheet Data:
Working capital............................ $2,291       $8,291        $87,714
Total assets...............................  6,011       12,011         91,389
Notes payable and capital lease
 obligations--long-term....................    140          140            --
Total shareholders' equity.................  4,024       10,024         89,587

(1) EBITDA consists of loss from operations plus depreciation and amortization, including amortization of unearned stock based compensation. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies.

(2) On a pro forma basis to reflect private sales of 4,296,468 shares of our common stock between June 30, 1999 and the date of this prospectus.

(3) On a pro forma as adjusted basis to give effect to the sale of 454,546 shares of our common stock at $11.00 per share to Microsoft and the sale of 6,250,000 shares of common stock we are offering under this prospectus, at the initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay and the application of the net proceeds from this offering as described under "Use of Proceeds," including repayment of the long term portion of notes payable.

                                  RISK FACTORS

  Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before you purchase any of our common stock. While we have described all risks and uncertainties that we believe are material to our business, other risks and uncertainties that affect our business operations may arise or become material in the future.

  If we cannot address the following risks and uncertainties effectively, our business, financial condition or results of operations could be materially and adversely affected. In this event, the trading price of our common stock could decline and you could lose all or a part of your investment.

  This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of several factors, including the risks and uncertainties described below and elsewhere in this prospectus.

Our business and prospects are difficult to evaluate because we have a limited operating history and our business model is still evolving.

  We were incorporated in August 1997 and commenced operations in September of that year with a focus on advanced hosting services. As a result, we have a limited operating history and our business model is evolving. We may not be able to successfully implement our business plan or adapt it to changes in the market. If we are not able to do so, our business, results of operations and financial condition will be adversely affected.

We have a history of substantial losses, and we anticipate continuing and increasing losses.

  We have experienced operating losses and negative cash flows from operations in each quarterly and annual period since incorporating in 1997. We experienced net losses of approximately $635,000, or 52% of revenues, for the three month period ended June 30, 1999, and $1.3 million, or 68% of revenues, for the year ended March 31, 1999. As of June 30, 1999, we had an accumulated deficit of approximately $2.1 million. We expect our operating expenses to increase significantly as we attempt to expand our business. We believe that we will need to hire over 150 additional personnel in all areas of our business over the next 12 months. We are also required to purchase $800,000 dollars of co-location and bandwidth services from Level 3 during the first year of our agreement with them. In addition, although we do not have any specific plans, we expect to incur significant expenses to develop our distribution channel, fund greater levels of research and development, support and improve our operational and financial systems and broaden customer service and support. We cannot assure you that we will ever be profitable on a quarterly or annual basis, or that if we achieve profitability, it will be sustainable.

Our quarterly and annual results may fluctuate, resulting in fluctuations in the price of our common stock.

  Our operating results may fluctuate significantly in the future on a quarterly and annual basis. Because of these fluctuations, comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. We expect to continue to experience significant fluctuations as a result of a variety of factors, many of which are outside of our control. The following factors could affect our operating results:

  .  size and timing of customer installations and related payments;

  .  fluctuations in data and voice communications costs;

  .  timing and magnitude of capital expenditures;

  .  costs relating to the expansion of operations;

  .  customer discounts and credits;

  .  changes in our pricing policies or those of our competitors; and

  . economic conditions specific to the hosting industry, as well as general economic conditions.

  We plan to increase our operating expenses to develop our business. If our revenues do not increase as quickly as our expenses, our operating results will suffer.

  For these and other reasons, in future periods our operating results may fall below the expectations of securities analysts or investors, which could result in widely varying stock prices and negatively affect the market price of our common stock.

We rely on our strategic relationship with Level 3, and if this relationship is terminated or deteriorates our business will suffer.

  We recently entered into a strategic relationship with Level 3. Level 3 is a communications and information services company that is building an advanced facilities-based communications network through which it provides co-location, Internet connectivity and other services. Our ability to increase demand for our services depends in part upon Level 3's referrals of new customers to us. This relationship is non-exclusive, and our marketing agreement can be terminated by Level 3 if we default on our obligations under this agreement or are acquired by a competitor of Level 3. If Level 3 fails to refer new customers to us or refers potential customers to our competitors or if our relationship with Level 3 deteriorates or is terminated for any reason, we may not be able to increase our customer base and, therefore, our revenues as rapidly as we anticipate and our business would suffer. If we fail to train Level 3's sales personnel, or fail to train them adequately, we will not realize some of the benefits that we believe we will receive under this arrangement, including customer referrals. As part of our relationship, we have committed to purchase a fixed amount of services from Level 3, including, among other things, bandwidth, co-location space, installation and maintenance services, over the next five years. We will incur these expenses even if anticipated increases in sales do not materialize or, in some circumstances, if the agreement is terminated. We have also agreed that if Level 3 is capable of providing the services we request, and if we determine that those services meet our then-current performance criteria, we will purchase 75% of these services from Level 3 from July 2000 through December 2000 and 90% of these services from Level 3 from January 2001 through June 2004. We are required to purchase these services from Level 3 even if these services are available at lower prices from alternative vendors. We route the network traffic of our customers through multiple backbone providers to increase network performance. To enable us to do this, we obtain Internet connectivity through a number of providers, and Level 3 may not be able to provide all of the connectivity services that we require. As a result, we may purchase less than the applicable percentages of these services from Level 3.

  Our relationship with Level 3 also entitles us to offer our services from all existing and future U.S. Level 3 data centers. We currently rely on Level 3 to provide most of the data center capacity that we need to provide our hosting services, and in the future we will be required to purchase most of our data center capacity from Level 3. Further, Level 3 will provide personnel at these data centers to install equipment and assist with support as necessary for us to deliver service in these facilities. If Level 3 fails to perform these services in a timely or effective manner, or at all, we would be required to make alternate arrangements, possibly including hiring additional implementation engineers. In addition, if our relationship with Level 3 is terminated or if Level 3 does not provide the data center capacity that we need, we would be required to seek arrangements with other data center providers or construct our own data centers. We cannot be certain that alternate data center capacity will be available on commercially reasonably terms or at all. We currently rely, and for the foreseeable future will continue to rely, on Level 3 to provide bandwidth and other networking services. If we are unable to obtain these services from Level 3, we would be required to seek arrangements with other providers of these services, and we cannot be certain that alternate services will be available on commercially reasonable terms or at all.

Our success depends on Microsoft's continued success, and the loss or deterioration of our relationship with Microsoft could harm our business and have an adverse impact on our revenues.

  We focus on advanced hosting services for Microsoft-based Internet technologies. If these technologies are not widely used building blocks for advanced Internet sites in the future, the demand for our services would decrease and our business would be adversely affected.

  Our relationship with Microsoft is informal. We believe this relationship provides us with access to developments in Microsoft products before they are generally available, which allows us to maintain and enhance our technical expertise. If our relationship with Microsoft deteriorates or if we lose some of the status or privileges we currently enjoy, our technical expertise could be adversely affected. Our ability to market our services as a provider of advanced hosting services for Microsoft-based Internet technologies would also be adversely affected if Microsoft does not continue to confer certifications and designations on us, or changes our current certifications or designations. We do not have a written agreement with Microsoft relating to these certifications or designations. Some of our competitors also have received these certifications and designations. For example, we are aware of seven other businesses that have been designated as Microsoft Advanced Hosting Partners. These certifications and the number of businesses holding them are described on page 41 under the heading "Microsoft." Microsoft confers these certifications unilaterally and in its sole discretion and could change them at any time. Thus, we cannot be certain that we will continue to enjoy them.

If we are unable to expand our network infrastructure to meet increasing demand, we could lose customers and our operating results could suffer.

  We must continue to expand and adapt our network infrastructure to accommodate the increasing number of customers, the amount of information they wish to transmit and their changing requirements. We face risks related to our network's ability to be scaled to meet increasing customer levels while maintaining acceptable performance levels. The expansion and adaptation of our networking and hosting facility infrastructure will require substantial financial, operational and management resources as we negotiate bandwidth capacity with existing and other network infrastructure suppliers. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and hosting facilities as well as our financial, operational and management resources. Due to the limited deployment of our services to date, the ability of our network to support a substantially larger number of customers at high transmission speeds is unknown.

If the network providers upon which we rely fail to provide reliability, capacity and performance for our network, we could lose customers and our operating results could suffer.

  Our success partly depends upon the capacity, reliability and security of our network infrastructure, including the capacity leased from our network suppliers. Our network currently delivers service through Level 3, MCI WorldCom, Inc., including UUNET Technologies, Inc., e.spire Communications, Inc., Sprint Corporation, Digex, Incorporated, Cable & Wireless plc and SAVVIS Communications Enterprises, LLC. Some of these suppliers are also our competitors. In the future, we will be required to purchase most of our network capacity from Level 3 to the extent they meet our then-current performance and capacity requirements. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. As our customers' usage of telecommunications capacity increases, we will need to make additional investments in our infrastructure to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Our average utilization of our network capacity was 17.7% during the last year. We monitor all network links to prevent their being utilized in excess of their recommended capacity. If capacity is not available to us as our customers' usage increases, our network may not be able to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along any increased costs to our customers. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and damage our business.

We may not be able to deliver our services and our business may suffer if our third-party suppliers do not provide us with key components of our network infrastructure.

  We depend on other companies to supply key components of our network infrastructure. Any failure to obtain needed products or services in a timely fashion or at an acceptable cost could adversely affect our business. We buy servers, routers and switches on an as-needed basis and therefore do not carry significant inventories of them. We also have no guaranteed supply arrangements with our vendors. We currently only use servers from Compaq and rely on Compaq to provide us with access to Compaq technical personnel. We recently entered into an agreement with Compaq under which we have agreed for the next three years to purchase from Compaq the lesser of 2,000 servers or the number of servers reasonably necessary to adequately operate our business consistent with our business plan. Our requirement to purchase these servers is contingent upon Compaq providing financing for the servers on competitive terms, upon the price, performance and quality of the Compaq servers being reasonably satisfactory to us and upon Compaq's commitment to deliver these servers on the schedule we request. In addition, we rely on Cisco Systems, Inc. and Alteon Web Systems, Inc. to supply equipment critical to our network, but we do not have a supply agreement with either of them. If this equipment were to become unavailable on terms acceptable to us, we would be forced to find alternative equipment. The inability to obtain equipment or technical services from Compaq, Cisco or Alteon on terms acceptable to us would force us to spend time and money selecting and obtaining new equipment, training our personnel to use different equipment and deploying alternative components needed to integrate the new equipment, and as a result our business could be adversely affected.

Because we operate in a new and evolving market with uncertain prospects for growth, we may be unable to sustain growth in our customer base and our operating results may suffer.

  Our market is new and rapidly evolving. Growth in demand for and acceptance of advanced hosting services are highly uncertain. Businesses may not be aware of the potential benefits of outsourcing or may find it cheaper, more secure or otherwise preferable to host their web sites internally. Internet technologies, such as e-commerce applications, which require advanced hosting, may not grow as rapidly as we expect. If the market for advanced hosting services fails to grow or grows more slowly than we anticipate, our business, operating results and financial condition will be adversely affected. Growth in the demand for our products and services may be inhibited, and we may be unable to sustain growth in our customer base, for a number of reasons, including:

  . our inability to market our products and services in a cost-effective manner to new customers;

  . the inability of customers to differentiate the products and services we offer from those of our competitors;

  . the termination of our customer contracts, which can generally be canceled on 30 days' notice;

  .  our inability to strengthen awareness of our brand; and

  .  reliability, quality or compatibility problems with our services.

We may not be able to adapt to evolving technologies and customer demands, which could cause our business to suffer.

  Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. These characteristics are magnified by the recent growth of the Internet and the intense competition in our industry. We are also subject to risks from technological changes in the way hosting solutions are marketed and delivered. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. Our business would suffer if we fail to respond to these changes in a timely and cost-effective manner or at all.

Our business will suffer if Internet usage does not continue to increase or if the Internet fails to perform reliably.

  Use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has recently begun to increase rapidly. Our success depends in large part on continued growth in the use of the Internet, and we would be adversely affected if Internet usage does not continue to grow. Internet usage and growth may be inhibited for a number of reasons, such as:

  .  inadequate network infrastructure;

  .  security concerns;

  . uncertainty of legal and regulatory issues concerning the use of the Internet;

  .  inconsistent quality of service;

  .  lack of availability of cost-effective, reliable, high-speed service;
     and

  .  failure of Internet use to expand internationally.

  If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. For example, web sites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could in the future grow more slowly or decline, which would adversely affect our business.

Failure of our operating and financial systems to keep pace with the anticipated growth in our business could result in customer dissatisfaction, operating inefficiencies and lost revenue opportunities.

  The rapid growth of our business and our service offerings has placed, and is likely to continue to place, a significant strain on our operating and financial resources. Our future performance will partly depend on our ability to manage our growth effectively, which will require that we further develop our operating and financial system capabilities and controls. We are in the process of implementing new billing and other management information systems. If our information systems, including the systems that we are currently implementing, and other infrastructure are unable to support the demands placed on them by the rapid growth in our business, we may be forced to implement new systems. If we fail to improve our operational systems or to expand our customer service capabilities to keep pace with the growth of our business, we could experience customer dissatisfaction, cost inefficiencies and lost revenue opportunities, which could harm our operating results. We may not be able to successfully implement these systems when needed or they may not perform reliably.

We may not be able to successfully sustain our growth if we are unable to attract and retain additional highly skilled personnel.

  We are currently experiencing rapid growth and intend to continue expanding. Since incorporating in August 1997, we had grown from five to 139 employees as of October 15, 1999. We believe that we will need to hire over 150 additional personnel in all areas of our business over the next 12 months. If we do not succeed in attracting and retaining new, qualified personnel and/or retaining our current personnel, our business could suffer.

  We must expand our direct and indirect sales operations to increase market awareness of our products and generate increased revenues. We cannot be certain that we will be successful in these efforts. We plan to increase our sales force significantly in the second half of 1999. Newly-hired employees will require training and it will take time for them to achieve full productivity. Also, through our relationship with Level 3, we intend to begin training their sales force to sell our products and services in October 1999. We cannot be certain that we will be able to hire enough qualified individuals in the future, that newly-hired employees will achieve necessary levels of productivity or that our Level 3 relationship will result in increased sales.

We may need additional capital to fund our operations and finance our growth, and we may not be able to obtain it on terms acceptable to us or at all.

  We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may require additional funds during or after that 12-month period. Any required financing may not be available or may be available only on terms that are not favorable to us. Further, if additional funds are raised through the issuance of additional equity securities, the percentage ownership of our shareholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock.

We could experience system failures which could harm our business and reputation.

  To succeed, we must be able to operate our network management infrastructure around the clock without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Our servers and network infrastructure are located in the Dallas and Fort Worth, Texas metropolitan area. Even though we have attempted to minimize risk through redundant systems, we do not have a comprehensive disaster recovery plan and the occurrence of a natural disaster or other unanticipated problems at any of our data centers could result in interruptions in the services we provide to our customers.

  Although we have attempted to build redundancy into our network and hosting infrastructure, we have experienced interruptions in service in the past. We have experienced partial system failures due to routing problems, hard drive failures, database corruption and other computer failures. Our network is subject to various points of failure, and a problem with our routers, switches or other equipment could cause an interruption in the services we provide to some of our customers. Any future interruptions could:

  .  cause customers or end users to seek damages for losses incurred;

  .  require us to replace existing equipment or add redundant facilities;

  .  damage our reputation for reliable service;

  .  cause existing customers to cancel their contracts; or

  .  make it more difficult for us to attract new customers.

  Any of these results could damage our business.

Disruption of our services caused by unknown software defects could harm our business and reputation.

  Our service offerings depend on complex software, including software licensed from third parties and our proprietary software tools. Complex software often contains defects, particularly when first introduced or when new versions are released. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that defects may occur in the software. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources.

Our business and reputation will suffer if we do not prevent security breaches.

  Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidents, misconduct resulting in disruptions and other disruptions could occur. In addition, we may incur significant costs to prevent breaches in security or to alleviate problems caused by breaches. We rely on third-party suppliers such as Level 3 to protect our equipment and hardware against breaches in security. We cannot be certain that they will provide adequate security. While we have experienced no material security breaches in the past, any breaches that may occur could result in liability to us, loss of existing customers or the deterrence of future customers.

Our limited ability or failure to protect our intellectual property may adversely affect our ability to compete.

  Third parties may infringe or misappropriate our technology or proprietary rights, which could have an adverse effect on our business, results of operations or financial condition. In addition, our competitors or potential competitors may independently develop technologies that are equivalent or superior to our technology. We rely on a combination of copyright, trademark, service mark and trade secret laws to protect our intellectual property. We are in the process of filing federal registrations for the trademark "Data Return," as well as other service and trademarks which incorporate the Data Return name. We also have internally developed software and other tools that are important to our business for which we rely on copyright protection. We have entered into some contractual arrangements with our employees and contractors as well as suppliers, distributors and some of our key customers in order to limit access to, and any disclosure of, our proprietary information. The steps we have taken to protect our intellectual property may be insufficient. We may need to take legal action to protect our intellectual property rights, which could be costly and divert the attention of our technical and management personnel.

We may be accused of infringing the proprietary rights of others, which could subject us to costly and time consuming litigation.

  In addition to the technologies we develop or have developed, we license certain technologies from third parties and may license additional technologies in the future. Although we have not been accused of infringing the proprietary rights of others in the past, we could become subject to infringement actions based upon our internally developed technologies or technologies licensed from third parties. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our technical and management personnel. In addition, third parties may change the terms of their license agreements in ways that would prevent us from using technologies licensed from them on commercially reasonable terms or that would prevent us from using them at all. We may not be able to replace those technologies with technologies that have the same features or functionality on commercially reasonable terms or at all.

If we do not adequately address Year 2000 issues, we may incur significant costs and our business could suffer.

  Currently, many computer and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with Year 2000 requirements. We cannot predict whether our Year 2000 compliance issues will require us to upgrade or replace our systems and equipment. Should we be required to upgrade or replace our systems and equipment, it could represent a significant cost to us. If we are not successful in identifying and planning for Year 2000 issues, our business operations could be materially and adversely affected. Additionally, we cannot evaluate our customers' Year 2000 readiness. Some of our customers' sites may fail due to Year 2000 issues and any failures may affect other customers' sites or our network. Also, to the extent that a customer's site is not functioning correctly and it is not possible to determine that the malfunction is caused by the customer's software, the customer may request service credits or we might otherwise have a difficult time realizing the expected revenues from that customer. Level 3 has indicated that they are Year 2000 compliant. However, we have not undertaken any independent assessment of Level 3's Year 2000 compliance and any failure of Level 3's network due to Year 2000 issues could cause a disruption in our services, which could cause us to lose customers.

  The worst-case scenario related to the Year 2000 issue would be an overall failure of the Internet, the telecommunications infrastructure and the electrical grid. If this happened, we would be unable to service our customers for an uncertain period of time. Any widespread disruption to these systems would have unpredictable and potentially severe impacts on our business and financial condition. We currently have no contingency plan to deal with this worst-case scenario.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Year 2000."

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

  The success of our business depends on the growth of the Internet. Laws and regulations directly applicable to commerce or communications over the Internet are becoming increasingly prevalent. However, the law of the Internet remains largely unsettled. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business if they impose a direct cost on us or if they curtail the growth of the Internet. If liability for materials carried on or disseminated through their systems is imposed on service providers, we would make efforts to implement measures to reduce our exposure to such liability. Such measures could require us to expend substantial resources or discontinue certain product or service offerings. In addition, increased attention to liability issues, as a result of lawsuits, legislation and legislative proposals, could divert management attention, result in unanticipated expenses and harm our business. If legislation that makes transacting business over the Internet, such as e-commerce, less favorable or otherwise curtails the growth of the Internet is adopted in the U.S. or internationally, our business would suffer. See "Business--Government Regulation."

The loss of key personnel including our Chairman and Chief Executive Officer or our President and Chief Operating Officer could harm our business.

  We depend on the continued service of our key technical, sales and senior management personnel, including Sunny C. Vanderbeck, our Chairman and Chief Executive Officer, and Michelle R. Chambers, our President and Chief Operating Officer. We have entered into three-year employment agreements with Mr. Vanderbeck and Ms. Chambers, but any of our officers or employees can quit at any time. Losing one or more of our key employees could harm our business.

We operate in an extremely competitive market, and our business would suffer if we are unable to compete effectively.

  The market for hosting and Internet services is highly competitive. There are few substantial barriers to entry to keep new competitors from entering this market. We expect that we will face additional competition from existing competitors and new market entrants in the future. Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. As a result, some of these competitors may be able to:

  . develop and expand their network infrastructures and service offerings more rapidly;

  . adapt to new or emerging technologies and changes in customer requirements more quickly;

  .  take advantage of acquisition and other opportunities more readily;

  .  devote greater resources to the marketing and sales of their services;
     and

  .  adopt more aggressive pricing policies.

  In addition, some of our competitors have entered and will likely continue to enter into joint ventures or other arrangements to provide additional services competitive with those provided by us. We believe that the market in which we compete is likely to experience consolidation in the near future, which could result in increased competition on price and other factors that could adversely affect our business.

  In an effort to gain market share, some of our competitors have offered hosting services similar to ours at prices lower than ours or with incentives not matched by us. In addition, some of our competitors may be able to provide customers with additional benefits that could reduce the overall costs of their services relative to ours. We may not be able to reduce the pricing of our services or offer incentives in response to the actions of our competitors without an adverse impact on our business.

  See "Business--Competition."

Because we have international customers, our business may be adversely affected by foreign political and economic conditions.

  In fiscal 1999, approximately 8% of our revenues were derived from our customers located in Europe and Asia. In addition, we expect to begin operating from Level 3's data center in London, England by the end of 1999. Our success depends in part on expanding our customer base internationally and our ability to successfully operate from data centers in foreign markets. Because our international sales are denominated in U.S. dollars, currency fluctuations may deter foreign customers from purchasing our services. In addition, we face risks in operating and servicing customers in foreign markets, such as:

  .  different Internet access fees;

  .  different technology standards;

  . different privacy, censorship and service provider liability standards and regulations; and

  .  less protective intellectual property laws.

Any of these risks could adversely affect our ability to operate or expand internationally, which would limit the growth of our business.

Because we currently do not have plans for approximately 45% of the proceeds from this offering, our management will have significant flexibility in applying the proceeds and our use of proceeds may not yield a favorable return.

  We intend generally to use approximately $38.2 million of the net proceeds from this offering to fund our capital expenditures and pay off and cancel a term loan with Bank One of Texas, N.A. We intend to use the balance of the net proceeds for working capital and other general corporate purposes. We may also acquire or make investments in other businesses, products, services or technologies and, if we do, we may not be able to make those acquisitions or investments on commercially acceptable terms or we could have difficulty assimilating and integrating any acquired businesses, technologies, services or products. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. Our management will have significant flexibility in applying the net proceeds of this offering. We cannot be certain that our use of the proceeds will yield a favorable return. See "Use of Proceeds."

Our principal shareholders, directors and executive officers will own approximately 76% of our common stock, which may allow them to exert influence over us or to prevent a change of control.

  After this offering our shareholders who currently own over 5% of our common stock, our directors and our executive officers will beneficially own approximately 76% of our outstanding common stock. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us even if beneficial to our shareholders.

Some provisions of our articles, bylaws and rights plan and of Texas law could delay or prevent a change of control which could adversely affect our stock price.

  Our articles of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

  . authorize the issuance of preferred stock which can be created and issued by our board of directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

  .  prohibit certain shareholder actions by written consent;

  . establish advance notice requirements for submitting nominations for election to our board of directors and for proposing matters that can be acted upon by shareholders at a meeting; and

  . provide for a classified board of directors with staggered three-year terms.

  We are also subject to certain provisions of Texas law which could delay, deter or prevent a change in control of us.

  In September 1999, we adopted a shareholder rights plan. This plan entitles our shareholders to rights to acquire additional shares of our common stock when a third party acquires 15% of our common stock or commences or announces its intent to commence a tender offer for at least 15% of our common stock. This plan could delay, deter or prevent a change in control of us.

You will suffer immediate and substantial dilution.

  The initial public offering price of our common stock is substantially higher than the net tangible book value of our common stock. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $10.40 in the net tangible book value per share of common stock from the initial public offering price of $13.00 per share. We have agreed to sell Microsoft shares of our common stock for $11.00 per share, which will be less than the price you pay. Therefore, you will suffer additional dilution of $1.66 per share. You will also experience additional dilution upon the exercise of outstanding stock options at prices below the initial public offering price.

Future sales of our common stock could cause our stock price to decline.

  After this offering is completed, 34,460,504 shares of our common stock will be issued and outstanding, assuming no exercise of the underwriters' over-allotment option. All of the shares of our common stock sold in this offering will be freely tradable unless purchased by our "affiliates." In connection with this offering, our officers, directors and shareholders not purchasing in the offering who together own approximately 28,210,504 shares of our common stock agreed to refrain from selling any shares of our common stock for a period of 180 days after the date of this prospectus. However, these restrictions may be waived in some circumstances. We cannot be sure what effect, if any, future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of our common stock. There will be 34,460,504 shares outstanding upon the completion of this offering, of which 20,551,600 shares will become available for sale to the public 180 days from the date of this prospectus, subject in some cases to volume limitations.

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  Some of the information in this prospectus contains forward-looking statements. These statements include, among others, statements relating to expenditure levels, the adequacy of capital resources and plans for expansion of our marketing and sales efforts, risk factors, use of proceeds, liquidity, strategy, sales and technology and network operations. These statements may be found under Prospectus Summary, Risk Factors, Management's Discussion and Analysis of Financial Condition and Results of Operations and Business. Forward-looking statements are typically identified by the use of terms such as "may," "will," "expect," "intend," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including without limitation, changes in external competitive market factors, changes in our business strategy or an inability to execute our strategy, unanticipated changes in the hosting industry, the economy in general and changes in the use of the Internet. We cannot guarantee future results, levels of activity, performance or achievements. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of 6,250,000 shares of common stock we are offering will be approximately $74.6 million at the initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $85.9 million.

  We currently intend to use approximately $38.0 million of the net proceeds to fund capital expenditures, consisting of the purchase of servers and other hardware. We also intend to use $185,000 to pay off and cancel a term loan with Bank One of Texas, N.A. that we entered into in July 1998 in connection with the purchase of equipment. Approximately $85,000 of this loan bears interest at 6.9% per annum and matures on July 17, 2001. The remaining approximately $100,000 bears interest at 9.25% per annum and matures on January 17, 2002. We intend to use the balance of the net proceeds, or approximately $36.4 million, for working capital and other general corporate purposes. We may use some of the proceeds for strategic investments and acquisitions. However, we have no current plans, agreements or commitments with respect to any acquisition or investments of this type. Our management will have significant flexibility in applying the net proceeds of this offering and may spend the proceeds from this offering in ways which the shareholders may not deem desirable.

  The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

  Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

                                DIVIDEND POLICY

  We have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our capitalization on June 30, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the net proceeds from private sales of 4,296,468 shares of our common stock to Level 3, Compaq and ZeroDotNet, Inc. between June 30, 1999 and the date of this prospectus; see "Certain Transactions" on page 56 for a description of these transactions; and

  . on a pro forma as adjusted basis to give effect to the sale of 454,546 shares of our common stock to Microsoft at a price of $11.00 per share and the sale of the shares of common stock we are offering, at the initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay and the application of the estimated net proceeds as described under "Use of Proceeds," including repayment of the notes payable, including the current portion of $45,000.

  This table should be read in conjunction with the audited financial statements and the notes relating to those statements included elsewhere in this prospectus.

                                                          June 30, 1999
                                                   -----------------------------
                                                              Pro     Pro Forma
                                                   Actual    Forma   As Adjusted
                                                   -------  -------  -----------
                                                   (In thousands, except share
                                                       and per share data)
Cash.............................................  $ 3,116  $ 9,116   $ 88,618
Restricted cash..................................      125      125        --
                                                   -------  -------   --------
Total cash.......................................  $ 3,241  $ 9,241   $ 88,618
                                                   =======  =======   ========
Notes payable and capital lease obligations--long
 term............................................  $   140  $   140   $    --
Shareholders' equity:
  Preferred stock; $.001 par value, 20,000,000
   shares authorized; none issued or outstanding,
   actual, pro forma and pro forma as adjusted...      --       --         --
  Common stock; $.001 par value; 100,000,000
   shares authorized, 23,459,490 shares issued
   and outstanding, actual; 27,755,958 shares
   issued and outstanding, pro forma; 34,460,504
   shares issued and outstanding, pro forma as
   adjusted......................................       24       28         34
  Additional paid-in capital.....................    8,039   19,035     98,591
  Receivable from shareholder....................      --    (5,000)    (5,000)
  Deferred stock compensation....................   (1,930)  (1,930)    (1,930)
  Accumulated deficit............................   (2,109)  (2,109)    (2,109)
                                                   -------  -------   --------
  Total shareholders' equity.....................    4,024   10,024     89,587
                                                   -------  -------   --------
Total capitalization.............................  $ 4,164  $10,164   $ 89,587
                                                   =======  =======   ========

The number of shares of common stock outstanding does not include:

  . 5,924,725 shares of common stock issuable upon exercise of options outstanding at June 30, 1999 at a weighted average exercise price of $0.14 per share;

  . 3,947,575 shares of common stock reserved for future issuance under our stock option plans; and

  . a warrant to purchase 340,910 shares at an exercise price of $11.00 per share.

                                    DILUTION

  Our net tangible book value on June 30, 1999 was approximately $4,024,300 or $0.17 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding.

  After giving effect to adjustments relating to the offering described below, our pro forma net tangible book value on June 30, 1999 would have been $89,587,000 or $2.60 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

  . an increase in total assets to reflect the net proceeds from private sales of 4,751,014 shares of our common stock, including an increase in total assets to reflect the net proceeds from the sale of 454,546 shares to Microsoft at $11.00 per share;

  . an increase in total assets to reflect the net proceeds from the sale of 6,250,000 shares in the offering as described under "Use of Proceeds"; and

  . the addition of the number of shares offered by this prospectus and by private sales of shares to the number of shares outstanding.

  The following table illustrates the pro forma increase in net tangible book value of $2.24 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors. Dilution per share in the table below does not include dilution from the exercise of options outstanding at June 30, 1999 to purchase 5,924,725 shares of common stock at a weighted average exercise price of $0.14 per share. If these options are exercised, new investors will experience additional dilution.

Initial public offering price per share...........................       $13.00
  Pro forma net tangible book value per share at June 30, 1999.... $0.36
  Increase in net tangible book value per share attributable to new investors..................................................  2.24
                                                                   -----
Pro forma net tangible book value per share after offering........         2.60
                                                                         ------
Dilution per share to new investors...............................       $10.40
                                                                         ======

  The following table summarizes the differences between the number of shares of common stock purchased from Data Return, the aggregate cash consideration paid and the average price per share paid by existing shareholders and new investors purchasing shares of common stock in this offering:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing shareholders.......... 28,210,504   81.9% $16,641,895   17.0%  $ 0.59
New investors..................  6,250,000   18.1   81,250,000   83.0    13.00
                                ----------  -----  -----------  -----
  Total........................ 34,460,504  100.0%  97,891,895  100.0%
                                ==========  =====  ===========  =====

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the financial statements, related notes and other financial information contained later in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained later in this prospectus. The Statements of Operations data for the period from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999 and the balance sheet data as of March 31, 1998 and 1999 are derived from the financial statements of Data Return that have been audited by Ernst & Young LLP, independent auditors. The financial data for the three month periods ended June 30, 1998 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Data Return considers necessary for a fair presentation of its financial position and the results of its operations for these periods. The results of operations for the three month period ended June 30, 1999 are not necessarily indicative of the results of operations to be expected for the full year.

                             Period from                    Three Months Ended June
                          September 22, 1997                          30,
                            (inception) to     Year Ended   ------------------------
                            March 31, 1998   March 31, 1999    1998         1999
                          ------------------ -------------- -----------  -----------
                               (In thousands, except share and per share data)
Statements of Operations
 Data:
Revenues................     $       336      $     1,889   $       281  $     1,228
Costs and expenses:
  Cost of revenue.......             198            1,105           205          489
  General and
   administrative.......             231            1,063           213          866
  Marketing and sales...              39              663           105          384
  Stock based
   compensation.........              61              349            85          140
                             -----------      -----------   -----------  -----------
Total costs and
 expenses...............             529            3,180           608        1,879
                             -----------      -----------   -----------  -----------
Loss from operations....            (193)          (1,291)         (327)        (651)
Other income (expense)..               2                7             5           16
                             -----------      -----------   -----------  -----------
Net loss................     $      (191)     $    (1,284)  $      (322) $      (635)
                             ===========      ===========   ===========  ===========
Net loss per common
 share..................     $     (0.01)     $     (0.07)  $     (0.02) $     (0.03)
                             ===========      ===========   ===========  ===========
Shares used in per share
 computation............      15,882,326       18,371,300    17,592,600   22,272,804
                             ===========      ===========   ===========  ===========
Other Financial Data:
EBITDA (1)..............     $      (118)     $      (813)  $      (222) $      (400)
Net cash provided by
 (used in) operating
 activities.............               1             (644)         (243)        (282)
Net cash used in
 investing activities...             (55)            (939)          (79)        (696)
Net cash provided by
 financing activities...             528            1,952           502        3,251
Purchases of property
 and equipment..........              55              814            79          696

                                    March 31,           June 30, 1999
                                  ------------- ------------------------------
                                                         Pro      Pro Forma
                                   1998   1999  Actual Forma(2) As Adjusted(3)
                                  ------ ------ ------ -------- --------------
                                                 (In thousands)
Balance Sheet Data:
Working capital.................. $  321 $  561 $2,291  $8,291     $87,714
Total assets.....................    734  2,214  6,011  12,011      91,389
Notes payable and capital lease
 obligations--long-term..........     36    166    140     140         --
Total shareholders' equity.......    430  1,245  4,024  10,024      89,587

(1) EBITDA consists of loss from operations plus depreciation and amortization, including amortization of unearned stock based compensation. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with calculations of EBITDA used by other companies.

(2) On a pro forma basis to reflect the private sales of 4,296,468 shares of our common stock between June 30, 1999 and the date of this prospectus.

(3) On a pro forma as adjusted basis to give effect to the sale of 454,546 shares of our common stock at a price of $11.00 per share to Microsoft and the sale of 6,250,000 shares of common stock we are offering under this prospectus, at the initial public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay and the application of the estimated net proceeds from this offering as described under "Use of Proceeds," including repayment of the long term portion of notes payable.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion together with the financial statements and other financial information included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those projected in the forward-looking statements. Please see "Forward-Looking Statements and Associated Risks" elsewhere in this prospectus. Our fiscal year ends on March 31.

Overview

  Data Return provides advanced Internet hosting services based on Microsoft technologies. We provide these services to businesses seeking to outsource the deployment, maintenance and support of their complex web sites. Our services include providing, configuring, operating and maintaining the hardware, software and network technologies necessary to implement and support these web sites.

  Our business is rapidly evolving and we have a limited operating history. As a result, we believe that period-to-period comparisons of our revenue and operating results, including our cost of revenue and other operating expenses as a percentage of total revenue, are not meaningful and should not be relied upon as indicators of future performance. We do not believe that our historical growth rates are indicative of future results. See "Risk Factors" beginning on page 6 for a discussion of risks related to buying shares of our common stock.

  Currently, we derive substantially all of our revenues from advanced hosting services. We also derive a nominal amount of revenue from technical reviews and the resale of software and other products. Currently, most of our advanced hosting revenues are generated from recurring monthly fees. The remainder are derived from one-time set-up fees for installation. Revenues are billed on a monthly basis and are recognized as the service is performed. Most of our customer agreements may be canceled on 30 days' notice.

  Our expenses are comprised of:

  . cost of revenue, which consists primarily of compensation and related expenses for technical operations, bandwidth expenses, space in data centers and depreciation of equipment;

  . general and administrative, which consists primarily of compensation and related expenses and occupancy costs;

  . marketing and sales, which consists primarily of advertising and compensation and related expenses; and

  . stock based compensation, which relates to employee options granted at prices less than fair market value.

  We have incurred significant losses since our inception and, as of June 30, 1999, had an accumulated deficit of approximately $2.1 million. We intend to invest heavily in marketing and sales and the continued development of our network infrastructure and technology. We expect to expand our operations and workforce, including our network operations, technical support, sales, marketing and administrative resources. In particular, we intend to expand our existing inside sales force and create an outside sales force to develop new sales channels and relationships. We expect to continue to incur substantial losses for the foreseeable future. We may not be able to successfully execute our expansion plans.

Results of Operations

  The following table sets forth selected financial data for the period from September 22, 1997 (inception) to March 31, 1998, the year ended March 31, 1999 and the three month periods ended June 30, 1998 and 1999.

                                              % of Revenue
                           ----------------------------------------------------
                                                               Three Months
                              Period from                          Ended
                           September 22, 1997                    June 30,
                             (inception) to     Year Ended   ------------------
                             March 31, 1998   March 31, 1999   1998      1999
                           ------------------ -------------- --------  --------
Revenues..................       100.0%           100.0%       100.0%   100.0%
Costs and expenses:
  Cost of revenue.........        58.9             58.5         73.0     39.9
  General and
   administrative.........        68.5             56.3         75.9     70.5
  Marketing and sales.....        11.6             35.1         37.4     31.3
  Stock based
   compensation...........        18.2             18.5         30.1     11.4
                                 -----            -----       ------    -----
Loss from operations......       (57.2)           (68.4)      (116.4)   (53.1)
Other income (expense):
  Interest income.........         0.7              1.1          2.2      1.9
  Interest expense........        (0.1)            (0.7)        (0.4)    (0.5)
                                 -----            -----       ------    -----
  Net loss................       (56.6)%          (68.0)%     (114.6)%  (51.7)%
                                 =====            =====       ======    =====

Comparison of three month periods ended June 30, 1998 and 1999

 Revenues

  Our revenues increased $946,700 to $1,227,500 for the three month period ended June 30, 1999 from $280,800 for the three month period ended June 30, 1998. The increase was primarily due to the addition of new customers that generated higher average monthly revenues. We increased our marketing and sales personnel from two at June 30, 1998 to 12 at June 30, 1999.

 Cost of revenue

  Our cost of revenue increased $284,600 to $489,500, or 39.9% of revenue, during the three month period ended June 30, 1999 from $204,900, or 73% of revenue, during the three month period ended June 30, 1998. The increase in cost of revenue over the two periods was due primarily to increases in personnel and related costs, depreciation and bandwidth. Personnel and related expenses increased approximately $128,500 to $225,200, or 46% of cost of revenue, for the three month period ended June 30, 1999 from $96,700 for the three month period ended June 30, 1998, as we increased our systems and customer support personnel from 11 at June 30, 1998 to 25 at June 30, 1999. Depreciation expense increased approximately $70,600 to $75,300 for the three month period ended June 30, 1999 as we added approximately $1.4 million in computer and related equipment since June 30, 1998. Our bandwidth expenses increased $65,100 to approximately $145,200 for the three month period ended June 30, 1999 from $80,100 for the three month period ended June 30, 1998, to support our increased business activities. We expect our cost of revenue to continue to increase in conjunction with the growth of our overall business.

 General and administrative

  General and administrative expense increased $652,400 to $865,600, or 70.5% of revenue, during the three month period ended June 30, 1999 from $213,200, or 75.9% of revenue, for the three month period ended June 30, 1998. The increase is primarily due to increases in personnel and related expenses and employee recruiting fees. Personnel and related expenses increased $355,500 to $450,700, or 52.1% of general and administrative expenses, for the three month period ended June 30, 1999 from $95,200 for the three month period ended June 30, 1998. We increased our number of employees in general and administrative functions from five employees at June 30, 1998 to 13 employees at June 30, 1999. Recruiting fees increased approximately $64,500 to $65,500 for the three month period ended June 30, 1999 from $1,000 in the comparable period in 1998.

 Marketing and sales

  Marketing and sales expense increased $279,500 to $384,500, or 31.3% of revenues, during the three month period ended June 30, 1999 from $105,000, or 37.4% of revenues, during the three month period ended June 30, 1998. The increase was due primarily to an increase in marketing and sales personnel and related expenses and increased advertising costs. Personnel and related expenses increased $191,500 to $244,700, or 63.6% of marketing and sales expense, from $53,200 for the three month period ended June 30, 1998. Advertising costs increased $88,000 to $139,800 for the three month period ended June 30, 1999 from $51,800 for the three month period ended June 30, 1998. We increased our marketing and sales personnel from two at June 30, 1998 to 12 at June 30, 1999. We intend to significantly increase our marketing and sales expenditures during the remainder of fiscal 2000.

 Stock based compensation

  Deferred stock compensation was recorded in connection with the grant of employee stock options below fair value. Amortization of stock based compensation totaled $84,600 for the three month period ended June 30, 1998 and $139,500 for the three month period ended June 30, 1999. The amortization of stock based compensation is based on the vesting schedule of stock options held by the Company's employees. We recorded deferred stock compensation of $874,100 during the three month period ended June 30, 1999.

 Other income (expense)

  Other income (expense) consists primarily of interest income on our cash balances and interest expense on our outstanding notes payable and capital lease obligations. Interest earned on our cash and cash equivalents increased $16,700 to $22,900 for the three month period ended June 30, 1999 from $6,200 for the three month period ended June 30, 1998. This increase was due primarily to the closing of private placements of equity securities in May 1998 and February 1999, which resulted in larger cash balances available for investment. During the three month period ended June 30, 1998 and 1999, we incurred interest expense in the amount of $1,100 and $6,100, respectively.

 Income taxes

  No provision for federal income taxes has been recorded as we have incurred net operating losses since our inception. We have recorded a valuation reserve against all of our net deferred tax asset, which is primarily attributable to net opening loss carryforwards, due to uncertainty that we will generate sufficient taxable income during the carryforward period to realize the benefit of our net deferred tax asset.

 Net losses

  Our net loss increased $313,000 to $634,800 for the three month period ended June 30, 1999 from $321,800 for the three month period ended June 30, 1998. Our net losses increased primarily as a result of a $652,400 increase in general and administrative expense, a $279,500 increase in marketing and sales expense and a $284,600 increase in cost of revenue, from the three month period ended June 30, 1998. These increases were partially offset by an increase in our revenue of $946,700 to $1,227,500 for the three month period ended June 30, 1999 from $280,800 for the three month period ended June 30, 1998.

Comparison of the period from September 22, 1997 (inception) to March 31, 1998 and fiscal 1999

 Revenues

  Our revenues increased $1,552,900 to $1,889,000 during fiscal 1999 from $336,100 for the period from September 22, 1997 (inception) to March 31, 1998. This increase was primarily due to our generating revenues for a full year during fiscal 1999 and the growth of our business activities. Approximately 41% of our fiscal 1999 revenue was recognized in the fourth quarter, due in part to the addition of two sales people in the third quarter.

 Cost of revenue

  Our cost of revenue increased $907,300 to $1,105,300, or 58.5% of revenue, during fiscal 1999 from $198,000, or 58.9% of revenue, during the period from September 22, 1997 (inception) to March 31, 1998. This increase was due primarily to a full year of operations in fiscal 1999 and the growth of our business and related expenses, including increasing our systems and customer support personnel from six at March 31, 1998 to 20 at March 31, 1999. We expect our cost of revenue to continue to increase in conjunction with the growth of our overall business.

 General and administrative

  General and administrative expense increased $832,800 to $1,063,000, or 56.3% of revenue, during fiscal 1999 from $230,200, or 68.5% of revenue, for the period from September 22, 1997 (inception) to March 31, 1998. This increase was due primarily to a full year of operations in fiscal 1999 and an increase in the number of general and administrative personnel. We increased our number of employees in this area from four employees at March 31, 1998 to eight employees at March 31, 1999. We expect to significantly increase our general and administrative expenditures. The decrease as a percentage of revenues was due to revenues increasing at a more rapid rate than general and administrative expenses.

 Marketing and sales

  Marketing and sales expense increased $623,800 to $662,800, or 35.1% of revenues, during fiscal 1999 from $39,000, or 11.6% of revenues, during the period from September 22, 1997 (inception) to March 31, 1998. This increase was due primarily to a full year of operations in fiscal 1999 and an increase in the number of marketing and sales personnel. We increased our marketing and sales personnel from one to six in fiscal 1999. We intend to significantly increase our marketing and sales expenditures during fiscal 2000.

 Stock based compensation

  Deferred stock compensation was recorded in connection with the grant of employee stock options below fair value. Amortization of stock based compensation totaled $61,300 for the period from September 22, 1997 (inception) through March 31, 1998 and $348,800 for the year ended March 31, 1999. The amortization of stock based compensation is based on the scheduled vesting of stock options held by several employees. We recorded deferred stock compensation of $1,277,000 in the period from September 22, 1997 (inception) to March 31, 1998 and $328,000 during fiscal 1999.

 Other income (expense)

  Other income (expense) consists primarily of interest income on our cash balances and interest expense on our outstanding notes payable and capital lease obligations. Interest earned on our cash and cash equivalents increased $17,700 to $19,900 during fiscal 1999 from $2,200 during the period from September 22, 1997 (inception) to March 31, 1998. This increase was due primarily to the closing of private placements of equity securities in May 1998 and February 1999, which resulted in cash balances available for investment. During fiscal 1999, we incurred interest expense in the amount of $12,700.

 Income taxes

  No provision for federal income taxes has been recorded as we have incurred net operating losses from inception through March 31, 1999. As of March 31, 1999, we had approximately $980,000 of federal net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2013. We have recorded a valuation reserve for all of our net deferred tax benefit for the period ended March 31, 1999 due to uncertainty that we will generate sufficient taxable income during the carryforward period to realize the benefit of our net deferred tax asset. In addition, after this offering, we may experience a change in control under
Section 382 of the Internal Revenue Code, which would limit our use of these net operating loss carryforwards.

 Net losses

  Our net loss increased $1,093,000 to $1,284,000 during fiscal 1999 from $191,000 for the period from September 22, 1997 (inception) to March 31, 1998. Our net loss increased primarily as a result of a $907,300 increase in cost of revenue, a $832,800 increase in general and administrative expense, and a $623,800 increase in marketing and sales expense in fiscal 1999 from the period from September 22, 1997 (inception) to March 31, 1998. These increases were partially offset by an increase in revenue of $1,552,900 to $1,889,000 for fiscal 1999 from $336,100 for the period from September 22, 1997 (inception) to March 31, 1998.

Selected Quarterly Operating Results

  The following table sets forth certain unaudited statement of operations data for each of the five quarters in the period ended June 30, 1999, as well as the percentage of our revenue represented by each item. This data has been derived from unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus. The interim financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of the results for any future period.

                                                       Quarter Ended
                          ---------------------------------------------------------------------------------
                            June 30,       September 30,   December 31,      March 31,        June 30,
                              1998             1998            1998            1999             1999
                          --------------   --------------  --------------  --------------  ----------------
                                                  (Dollars in thousands)
                                  % of             % of            % of            % of              % of
                            $    Revenue     $    Revenue    $    Revenue    $    Revenue    $     Revenues
                          -----  -------   -----  -------  -----  -------  -----  -------  ------  --------
Revenues................  $ 281   100.0%   $ 366   100.0%  $ 467   100.0%  $ 775   100.0%  $1,228   100.0%
Costs and expenses:
 Cost of revenue........    205    73.0      243    66.4     280    60.0     377    48.6      490    39.9
 General and
  administrative........    213    75.8      211    57.7     243    52.0     396    51.1      866    70.5
 Marketing and sales....    105    37.4      165    45.1     163    34.9     230    29.7      384    31.3
 Stock based
  compensation..........     85    30.2       86    23.5      86    18.4      92    11.9      140    11.4
                          -----  ------    -----   -----   -----   -----   -----   -----   ------   -----
Total costs and
 expenses...............    608   216.4      705   192.7     772   165.3   1,095   141.3    1,880   153.1
                          -----  ------    -----   -----   -----   -----   -----   -----   ------   -----
Loss from operations....   (327) (116.4)    (339)  (92.7)   (305)  (65.3)   (320)  (41.3)    (652)  (53.1)
Other income (expense):
 Interest income........      6     2.1        5     1.4       3     0.6       6     0.8       23     1.9
 Interest expense.......     (1)   (0.3)      (3)   (0.8)     (4)   (0.8)     (5)   (0.7)      (6)   (0.5)
                          -----  ------    -----   -----   -----   -----   -----   -----   ------   -----
Net loss................  $(322) (114.6)%  $(337)  (92.1)% $(306)  (65.5)% $(319)  (41.2)% $ (635)  (51.7)%
                          =====  ======    =====   =====   =====   =====   =====   =====   ======   =====

  Revenues increased 30.2% during the quarter ended September 30, 1998, 27.6% during the quarter ended December 31, 1998, 66.0% during the quarter ended March 31, 1999 and 58.5% for the quarter ended June 30, 1999, as the size and number of new customer orders rose significantly during each quarter. Cost of revenue increased in each quarter, but decreased as a percentage of revenue. General and administrative expense and marketing and sales expense generally increased quarter over quarter primarily due to the addition of personnel as our business increased.

Liquidity and Capital Resources

  We have historically financed our operations primarily through private placements of equity. Our cash increased by approximately $2,272,900 during the three months ended June 30, 1999 to $3,115,700. This net change is partially a result of our raising approximately $3,275,000 from the sale of equity securities offset by approximately $282,100 used to fund operating activities. In addition, our investment in property and equipment increased approximately $696,300 during the three month period ended June 30, 1999. Installation of network infrastructure equipment and purchases of furniture and equipment for new employees accounted for this increase.

  Total borrowings under our notes payable as of June 30, 1999 were approximately $205,000. We intend to repay the amounts outstanding under these agreements with a portion of the proceeds of this offering. Our credit agreements and capital lease obligations contain no provisions that would limit our future borrowing ability.

  Since June 30, 1999, we completed additional rounds of common stock financing through the issuance of approximately 2,343,528 shares for gross cash proceeds of $6.0 million. In addition, in July 1999, Level 3 purchased 1,952,940 shares of common stock in exchange for a $5.0 million credit to be used against future purchases of bandwidth in excess of our quarterly purchase commitment. In addition, Microsoft has agreed to purchase $5.0 million of our common stock for $11.00 per share.

  We believe that our current cash balances, proceeds from the private equity financings closed since June 30, 1999 and the proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. If the offering is not consummated, we believe that we could support operating and capital outlays for at least the next 12 months. However, on a long-term basis, we may require additional external financing for working capital and capital expenditures. If additional funds are raised through the issuance of equity or convertible securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience additional dilution. Under our agreement with Level 3, we are required to purchase at least $10.0 million of bandwidth and co-location services over the next five years. Our quarterly commitment is $200,000 in the first year, $300,000 in the second year, $400,000 in the third year, $600,000 in the fourth year and $1.0 million in the fifth year of the agreement. We anticipate that further expansion of our operations will cause us to incur negative cash flows on a short-term basis, and therefore require us to use our cash and other liquid resources to support our growth. Our operating and investing activities on a long-term basis may require us to obtain additional equity or debt financing. We have no present understandings, commitments or agreements with respect to any acquisition of other businesses, products, services or technologies. However, we may evaluate potential acquisitions of other businesses, products and technologies from time to time. In order to consummate potential acquisitions, we may need additional equity or debt financings in the future.

Recent Accounting Pronouncements

  On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires computer software costs related to internal software that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, we will adopt SOP 98-1 in our financial statements for the year ending March 31, 2000. We do not expect SOP 98-1 to have a material impact on our financial statements.

  In April of 1998, the AICPA issued Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities", which requires that costs related to such activities be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, we will adopt SOP 98-5 in our financial statements for the year ending March 31, 2000. We do not expect SOP 98-5 to have a material impact on our financial statements.

The Year 2000

 Impact of the Year 2000

  Currently, many computer and software products are coded to accept two-digit entries in the date code field. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems will need to be upgraded or replaced to comply with Year 2000 requirements. Failure to make such upgrades or replacements could result in system failure or erroneous calculations, causing disruptions of operations, such as an inability to process transactions, send invoices and engage in other normal business activities. We recognize the need to ensure that our operations are not adversely impacted by Year 2000 software and computer system failures. We are not currently aware of any Year 2000 compliance problems relating to our computer systems that would have a significant negative effect on our business, operating results or financial condition.

 Project Plan and State of Readiness

  We have made a preliminary assessment of the Year 2000 readiness of our computer systems and software, including the hardware and software that enable us to provide and deliver our solutions. We plan to continue our Year 2000 readiness efforts by:

  .  testing our internal systems for Year 2000 compliance;

  . contacting third-party suppliers, vendors and licensors of material hardware, software and systems that are both directly and indirectly related to the delivery of our solutions to our customers;

  .  assessing repair and replacement requirements;

  .  implementing repair and replacement requirements; and

  .  creating contingency plans for potential Year 2000 failures.

  We have initiated a four-phase plan for addressing Year 2000 issues with the following estimated dates of completion:

   Phase                                           Estimated Date of Completion
   -----                                           ----------------------------
   I.   Preparation and Information Gathering....       April 30, 1999
   II.  Develop Project Plan.....................       August 31, 1999
   III. Execution of Project Plan................       October 31, 1999
   IV.  Full Compliance..........................       November 30, 1999

  Some elements of the project plan are not dependent upon completion of other elements. Therefore, we may execute elements of the project plan while there may be outstanding tasks associated with other elements of the plan.

  Phase I - Preparation and Information Gathering. In this phase we determined our Year 2000 risk. We inventoried our hardware and software and determined what replacements and modifications were required for our systems and networks to function properly after December 31, 1999. Upon review of hardware and software data gathered during the inventory, we gathered Year 2000 compliance information from our vendors via web site visits, phone calls or correspondence. Although we have received information from the majority of our key hardware and software component vendors that the products they supply to us are currently Year 2000 compliant, we cannot be certain that any representation made to us by any vendor is complete or accurate. In addition, we cannot be sure that we have not overlooked critical systems. As we acquire new hardware and software, we intend to use the same procedures to determine Year 2000 compliance.

  We primarily rely on four key hardware and software vendors: Microsoft, Compaq, Cisco and Alteon. We have tested the Year 2000 compliance of the products supplied by these vendors. For Microsoft products, the software is considered Year 2000 compliant if it will function through the end of year 2035. We have identified remedial action that we need to perform on some of our vendors' products. These upgrades are available, and we intend to install them by October 31, 1999.

  Our internal systems are based upon the same key vendor hardware and software product families described above. We have been advised by the vendor that our customer relationship management package is Year 2000 compliant. In 1998, we upgraded our internal accounting software with a package that, according to the vendor, would make the system Year 2000 compliant. We are currently installing a new phone system, and the vendor has informed us that it is Year 2000 compliant. We have contacted all of our significant vendors and third-party providers to obtain assurance as to their Year 2000 compliance. All of these vendors and providers have responded to our inquiries by directing us to their Year 2000 compliance statements on their web sites. The web sites of our significant vendors indicate that all software products are Year 2000 compliant and all hardware is currently Year 2000 compliant or is being updated to become Year 2000 compliant. We have not independently investigated these vendors' Year 2000 compliance.

  Phase II - Develop Project Plan. We have a project plan that identifies the hardware and software replacements and/or modifications discovered during Phase
I. We have assigned departments and resources for completing the project plan during this phase. While significant achievements were made in identifying critical Year 2000 issues regarding information technology and non-information technology related functions, we cannot assure you that critical equipment has not been overlooked. Some Microsoft products may require additional service packs and/or patches to make them Year 2000 compliant. In addition, some Compaq servers have required revisions. We expect that hardware and software revisions, such as applying updates, service packs and patches, will be minimal.

  Phase III - Execution of Project Plan. We intend to accomplish the hardware and software replacements and/or modifications identified in Phase I and execute the project plan created in Phase II. During this phase we are continuing to test and monitor Year 2000 compliance and the effect of any non-compliance of our internal systems, vendors, service providers, clients and their respective systems and monitor the effect of any non-compliance on our business. We intend to re-evaluate the Year 2000 compliance of our hardware and software components that have been replaced or modified. We intend to give priority to those applications or processes posing the greatest threat of failure and greatest potential impact on our business.

  While we believe that we have substantially completed our plan for achieving Year 2000 compliance, the discovery of additional systems requiring remediation could have a negative effect on the current plan and the resources required to implement the plan.

  Phase IV - Full Compliance. We intend to be Year 2000 compliant by October 31, 1999 on all components critical to our business. However, we rely upon hardware and software vendors and do not control the accuracy, timeliness or completeness of their Year 2000 efforts. In addition, because our ability to provide services depends on the networks and systems of other carriers, to the extent that these networks and systems are adversely impacted by Year 2000 problems our ability to provide services to our customers may be adversely impacted.

 Costs

  To date we have not incurred any material expenditures in connection with identifying or evaluating Year 2000 compliance issues. We continue to collect information and make the necessary revisions to our systems in an ongoing effort to maintain Year 2000 compliance. We are not aware of any critical third-party software application which requires replacement. In the event we are required to make such a replacement, we do not anticipate that such expenses will be substantial. However, such expenses, if higher than anticipated, could harm our business and operating results.

 Risks and Contingencies

  Although we are not currently aware of any Year 2000 compliance problems relating to our computer systems that would have a material negative impact on our business, operating results or financial condition, we cannot assure you that we will not discover Year 2000 compliance problems in our software and systems that will require substantial revisions or expenditures or replacement. In addition, we cannot be certain that we will not need to modify or replace third-party software or hardware incorporated into our computer systems, which could be time consuming and expensive. If an oversight were to occur by us or one of our vendors and we or a vendor failed to correct a material Year 2000 problem, we could experience an interruption in or a failure of normal business activities or operations, such as interruptions in our ability to provide services to our customers, an inability to market our services to potential new customers and the loss of customers. Any of these results could have a negative effect on our business. Moreover, if we fail to adequately address Year 2000 compliance issues, it could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, and any of these claims would likely be costly and time-consuming to defend. In addition, we cannot assure you that government agencies, utility companies, telecommunications companies, Internet service providers, third-party service providers, hardware or software manufacturers and others outside of our control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in systemic failures beyond our control. Prolonged Internet, telecommunications, electrical or other failures could decrease the demand for our services and the use of the Internet or prevent users from accessing the web sites of our customers. This would materially harm our business.

  Year 2000 issues may also impact the interaction of our systems with the software, hardware or systems of our suppliers. Furthermore, our ability to provide services to our customers depends on the networks and systems of other carriers. Any failures or problems experienced by the networks and systems of those carriers may adversely impact our ability to provide services to our customers. In addition, because we rely on our web site as a marketing and sales tool, any failures or problems affecting the Internet or our web site could hinder our marketing and sales efforts. We are not evaluating the Year 2000 compliance of our customers' web sites.

  Each of the following events must be included in a consideration of the worst case scenario, which is an overall failure of the Internet, the telecommunications infrastructure and the electrical grid: widespread failure of communications carriers, public utilities, unavailability of transit for staff, suppliers and clients; disruption of our ability to gain access to, and continue operating in, office buildings and other facilities; the failure of significant portions of our critical computer systems and their respective components, including both internal business systems and systems controlling operational facilities such as electrical generation, transmission and distribution systems; and the failure of outside entities' systems, including systems related to banking and finance.

  We provide our hosting services through a combination of skilled labor, hardware and software products and services from major vendors within the computer and telecommunications industries. Because our ability to provide our services depends on the performance of each of these components, the Year 2000 problem has introduced many risks and uncertainties, and the Year 2000 compliance of many of these components, such as the supply chain, utility companies and our customers' systems, is beyond our control and in some case beyond our ability to test. Because of these uncertainties, we are unable to determine whether the consequences of Year 2000 failures will have a material impact on our business.

  If we cannot operate effectively after December 31, 1999, we could, among other things, face substantial claims by customers, including for lost profits, or loss of revenue due to service interruptions, inability to fulfill contractual obligations or bill customers accurately and on a timely basis, and increased expenses associated with litigation, stabilization of operations following critical system failures and the execution of contingency plans. We could also experience an inability by customers and others to pay us on a timely basis or at all. Under these circumstances, the adverse effects, although not quantifiable at this time, would be material.

  We are continuing to gather information and evaluate the possible impact of the Year 2000 on our business and to develop contingency plans to implement if any of our systems are not Year 2000 compliant.

Quantitative and Qualitative Disclosures About Market Risk

  All our customer contracts are currently denominated in United States dollars, and we do not currently invest in derivative financial instruments. However, we invest our excess cash balances in cash equivalents and are therefore subject to market risk related to changes in interest rates. We believe, but cannot be certain, that the effect on our financial position, results of operation and cash flows of any reasonably likely changes in interest rates would not be material.

                                    BUSINESS

Our Company

  Data Return provides advanced Microsoft-based Internet hosting services to businesses, web site developers and other organizations. Our advanced Microsoft hosting services enable our customers to establish and maintain sophisticated e-commerce and other applications through which they can conduct transactions and manage information on a worldwide basis over the Internet. Our hosting services, which are based on the Microsoft platform, provide support for software such as Windows NT, Internet Information Server, Active Server Pages, SQL Server and Site Server Commerce Edition. According to IDC, Microsoft Windows NT will be the key engine for growth within the worldwide server market and Windows NT's market share will grow at a compound annual growth rate of 25% from 1998 to 2003.

  We provide our services to companies across many industries. As of August 31, 1999, we hosted over 1,600 web sites for more than 800 customers.

  Our advanced hosting services are designed for customers deploying sophisticated, high-end Internet applications that require a professionally-managed environment incorporating high performance network access, advanced system monitoring and technical support in highly secure, fault-tolerant facilities. We believe that we are well positioned to take advantage of the rapidly growing demand for advanced hosting which is being driven by the growth in user access to the Internet, e-commerce and the outsourcing of web services.

  We were incorporated in August 1997 by three former Microsoft product support engineers. We believe that our exclusive focus on the Microsoft platform and our approach to offering pre-packaged hosting services have been the major contributors to our growth. We believe the following are among the key factors that have distinguished our company and our offerings and that will continue to drive our growth:

  . a full range of pre-packaged hosting services supported by advanced managed services for fixed monthly prices;

  . high availability and high performance clustering solutions for web servers and database servers;

  . an advanced and secure network architecture that has delivered faster network performance compared to the single fastest backbone provider;

  .  automated work flows and service deployment processes;

  .  avoiding competition with software developers and systems integrators;
     and

  . a commitment to serving members of the Microsoft developer community, who are valuable sources of customer referrals.

  Level 3 and Compaq have invested in our company, and Microsoft has agreed to purchase shares of our common stock. We believe our relationships with these companies enhance our credibility with potential customers and provide us with early access to new products, superior technical services, training and new business development opportunities. In July 1999, we entered into a five-year agreement with Level 3 under which:

  . we will train Level 3's sales personnel to identify and refer potential customers to us on a commission basis;

  . we are entitled to offer our services from the 17 existing and all future Level 3 gateways in the U.S. enabling us, we believe, to avoid the significant costs of building our own data centers;

  . Level 3 will provide assistance as needed in the installation and support of our equipment located in their gateways; and

  . Level 3 has acquired shares of our common stock in exchange for $5.0 million in credit for future bandwidth purchases in excess of our purchase commitment.

  Also in July 1999, we entered into a three-year agreement with Compaq. Under that agreement, Compaq has agreed to include Data Return in any program under which it approves for recommendation to its customers a specified group of application service providers. Although Compaq is not required to develop such a program, it will include us in any such program that it does establish at the highest level for which we qualify. In addition, Compaq has purchased shares of our common stock for a purchase price of $3.0 million.

  In September 1999, we entered into an agreement with Microsoft under which we will license proprietary installation tools for third-party hosted applications to Microsoft and train Microsoft's employees and customers in the use of those tools. Under that agreement, Microsoft will provide technical consulting and writing services, and we will co-market the tools with Microsoft. Microsoft has also agreed to invest $5.0 million in our common stock.

Industry Background

 Growth of the Internet and Electronic Commerce

  The market for advanced hosting services has been driven by the growth of the Internet. The Internet has emerged as a new medium for communicating, exchanging information and transacting business. IDC projects that the number of Internet users will grow from approximately 159 million at the end of 1998 to over 410 million at the end of 2002. Forrester Research projects that during the next five years U.S. online business-to-business trade will exceed $1.0 trillion. Forrester Research also projects that e-commerce will generate over $3.2 trillion in worldwide revenue by 2003. We believe businesses and other organizations will attempt to take advantage of this growth by establishing new web sites or upgrading existing web sites. We further believe that many of these sites, particularly those used for electronic commerce, will be increasingly complex and have high traffic volume requirements.

 Outsourcing of Web Hosting

  As businesses attempt to take advantage of the revenue potential presented by the growth of the Internet and e-commerce by establishing web sites that interact with customers, vendors and employees, we believe that they will increasingly outsource the hosting of their web sites. To support e-commerce applications, these sites must be capable of reliably and securely completing financial transactions. The process of establishing a web site includes:

  . specification of site requirements, including the associated business work flows and processes;

  .  development and testing of software consistent with the specifications;

  . acquisition and installation of hardware, software and network access in a controlled environment; and

  .  physical implementation of the web site onto the Internet.

  Once a web site is implemented, it requires monitoring, maintenance and management provided by knowledgeable personnel. While some businesses currently choose to operate and maintain their web sites in-house, we believe that many businesses, even those with relatively large and sophisticated information technology departments, will find outsourcing the hosting of their web sites attractive due to the following factors:

  .  rapid changes in the various complex technologies involved;

  .  difficulty of deploying highly sophisticated web applications;

  .  challenge of hiring and retaining experienced and qualified personnel;

  . lack of the infrastructure needed to deploy, expand, upgrade and maintain essential applications on the Internet around the clock; and

  . potential cost savings associated with personnel and system infrastructure requirements.

  We believe that the trend toward outsourcing the hosting of web sites will continue as businesses increase the complexity of their web sites and require greater interactivity for end users. We believe that these web sites will increasingly be based on Microsoft Internet technologies. IDC projects that Windows NT will be the key engine for growth within the worldwide server market and Windows NT's market share will grow at a compound annual growth rate of 25% from 1998 to 2003.

 The Outsourcing of Packaged Application Hosting

  For many of the above reasons, companies are seeking to outsource the management of important software applications that can be accessed over the Internet. We believe that many of these applications will also be based on Microsoft Internet technologies. These applications govern business processes such as e-mail, sales force automation, human resource management, decision support, supply chain management, core financials and overall enterprise resource management. We believe that the potential benefits of outsourcing these applications include significant improvements in application availability and reduced ongoing management costs. According to IDC, information systems outsourcing, which includes data center, client/server and help desk applications, is the fastest growing segment of the market, and spending in this area will increase at a 12.2% compound annual growth rate through 2003. Further, IDC projects that spending on worldwide outsourcing services will increase from $99.0 billion in 1998 to more than $151.0 billion by 2003.

Our Market Opportunity

 The Advanced Hosting Opportunity

  Advanced hosting is distinguished from basic hosting by requirements for:

  .  more bandwidth;

  . more complex system architectures, including support for extranets and intranets;

  .  more complex software technologies;

  .  a higher level of technical expertise to support these complex systems;
     and

  .  higher system performance and reliability.

  Advanced hosting is used to support highly interactive web sites on which real-time transactions and full-featured e-commerce applications are implemented. These sites provide users with the ability to interact with databases and require a high level of expertise for implementation and maintenance support. For higher volumes of user traffic and transactions, multiple servers may be required.

  As e-commerce becomes increasingly important to businesses worldwide, we believe that many businesses will outsource the hosting and maintenance of their high-volume, transactional web sites. Further, beyond e-commerce, we believe that the hosting market will be driven by a demand for the outsourcing of other enterprise-wide, business unit and information technology department functions. According to Forrester Research, the hosting market will grow from $0.9 billion in 1998 to $14.6 billion in 2003, a 76% compound annual growth rate.

 Hosting on the Microsoft Platform

  We believe that the market for advanced hosting on the Microsoft platform offers a greater opportunity than the market for hosting on other platforms, such as Unix. Microsoft is the dominant provider of operating systems for personal computers. We believe that many developers are writing web applications for the Microsoft platform because of previous experience gained in the Microsoft architecture, including experience with Basic, Visual Basic and Active Server Pages. According to Microsoft, more than two million developers participate in Microsoft's Developer Network and Site Builder Network programs. We believe that, as businesses demand applications that are capable of operating on the Internet, developers are increasingly responding by producing Microsoft-based solutions that require hosting on Microsoft platforms. For example, IDC reports that Microsoft 32-bit Windows offerings have the leading position in terms of operating environment license revenues and license shipments for client operating environments. Additionally, we believe the momentum toward the Microsoft platform is driven by market demand for shortened development cycles, lower development costs and lower operating costs.

Our Solution

  Data Return is an advanced hosting provider dedicated to delivering scalable, reliable and high performance hosting services on the Microsoft platform. By combining our expertise in managing Microsoft-based Internet technologies, a scalable deployment architecture and high performance content delivery, we have developed a family of services that addresses a wide range of customer needs.

 Advanced Managed Services

  Managing the deployment of business-critical web applications requires an in-depth understanding of all underlying software, hardware and network technologies. We use our expertise in Microsoft technologies to provide management services for our customers' hosting needs which include:

  .  consultation and recommendations on standardized system architecture;

  .  installation, configuration and stress testing of hardware and software;

  . ongoing maintenance of hardware and software including content back-ups and system upgrades;

  . a broad array of system and network monitoring and reporting services provided 24 hours a day; and

  . advanced technical support designed to respond to both simple and complex system issues.

 Scalable Deployment Architecture

  Our customers require system architecture that is flexible and can be expanded over time to meet increasing demand. Data Return has developed a scalable deployment architecture for the Microsoft platform that enables customers to begin with cost effective shared solutions and then migrate to dedicated services and high-end multi-server clustered solutions as their site traffic grows. The flexibility of this architecture allows us to offer a wide range of hosting solutions to our customers.

 High Performance Content Delivery

  Overall application performance is an essential component to deploying an Internet-based application successfully. There are many factors that contribute to overall performance including the configuration and architecture for hardware, software and Internet access. Our private networking architecture bypasses the congested public exchange points, such as the Metropolitan Area Exchanges and Network Access Points, increasing speed and reliability. By taking a comprehensive approach to optimizing application performance, since mid-August we have delivered network performance that is among the fastest on average in the United States compared to backbone providers as measured by Keynote Systems.

 Pre-Packaged Solutions for Advanced Hosting

  We have standardized our services into packages with defined pricing and feature sets. We believe these pre-packaged solutions simplify the sales process and customer support compared to co-location. Co-location arrangements typically involve a vendor supplying space for the server and Internet connections and the customer being responsible for defining and implementing the deployment architecture. Our pre-packaged solutions enable our customers to outsource these responsibilities to us for their Internet, extranet or intranet applications.

Our Strategy

  Our goal is to take advantage of the growth in Internet usage, e-commerce and the outsourcing of hosting services to become the leading provider of advanced hosting services. Our strategy for accomplishing this goal contains the following key elements:

  Maintain Focus on Advanced Hosting on the Microsoft Platform. We intend to maintain our exclusive focus on Microsoft-based advanced hosting, which enables us to concentrate our expertise. We believe that we are better able to attract customers because we have targeted the Microsoft platform, which we believe is significantly underserved. By focusing on one platform, we are not required to duplicate systems and operations costs which would be necessary to support multiple platforms. In addition, by focusing exclusively on advanced hosting and not engaging in web site development or systems integration services ourselves, we are able to maintain close relationships with developers and systems integrators, who serve as a valuable source of referrals.

  Offer a Full Range of Highly Scalable Advanced Hosting Services. We attract customers by offering a full range of Microsoft-based hosting services from shared and dedicated services to complex, clustered solutions. We intend to continue working with Microsoft and other technology partners to remain at the forefront of packaging new technologies into advanced hosting services. We believe that our advanced hosting customers view their web applications as an important part of their business strategy and are seeking a growing number of services. We target larger customers with substantial and complex requirements. However, our broad range of service offerings also attracts customers with lower volume requirements who can migrate to more powerful service offerings as their needs evolve. We believe that our broad range of service offerings attracts customers who are likely to be long-term customers.

  Maintain Non-Capital Intensive Business Model. We deploy our hosting services within third-party data centers to avoid the high capital expenditures associated with building our own data centers. Rather than investing in data centers and other capital intensive assets, we invest in internally developed and third-party software and other tools. We believe this increases our financial flexibility by reducing fixed costs. We also believe this allows us to increase customer satisfaction because we believe the internally developed and third-party software and other tools in which we invest increase network performance and reliability. Specifically, we are able to add value and generate a competitive advantage by continuing to develop best practices, standardized service offerings and automated processes that improve operational efficiency.

  Enhance Our Marketing and Sales Programs. Through the packaging of our offerings, we believe we have substantially reduced the complexity of purchasing advanced hosting services. We intend to substantially increase our advertising efforts to further promote awareness of the Data Return brand and our advanced Microsoft-based hosting offerings. To date, our sales have been made through our inside sales force, which has focused on responding to leads and other inquiries generated from advertising and referrals. In parallel with the expansion of our inside sales force, we intend to establish an outside sales force to proactively seek larger opportunities. Additionally, we intend to train Level 3's sales force, as contemplated by our agreement with Level 3, and to further formalize our partner programs with developers and systems integrators to identify and refer their leads for advanced Microsoft-based hosting services to Data Return.

  Capitalize on Key Relationships. We have relationships with Level 3, Compaq, Microsoft and Alteon that we believe provide us with early access to new products, superior technical services, training and new business development opportunities. In some cases, these partners have provided us with direct and indirect funding. We believe that our association with industry leaders enhances our credibility with potential customers. We intend to strengthen our existing relationships and to seek additional strategic arrangements when appropriate.

  Provide Superior Customer Service. We intend to continue to provide high-quality customer service by maintaining a high level of technological expertise in our customer support and sales organizations and by proactively monitoring the performance of our customers' web sites. We believe that our standardization of hardware and software solutions, which results in efficient training, documentation and overall logistics and operations, allows us to deliver high-quality customer service. We intend to continue leveraging our relationships with Compaq, Microsoft and Alteon to receive the technical training and support necessary to provide high levels of customer support during both installation and ongoing maintenance.

  Expand Our Data Center Presence. The servers we use in offering our hosting services are located in data centers, which are secure facilities with multiple Internet connections, multiple power sources and other features designed to minimize the possibility of service interruptions. We currently operate from data centers in Fort Worth and Dallas, and our agreement with Level 3 allows us to establish data centers in the 17 current and all future Level 3 gateways located in the U.S. We intend to offer services from Level 3's data centers in San Francisco and London by the end of 1999. We also intend to provide services through Level 3's network, which is currently planned to be composed of local networks in approximately 50 cities, over the next five years. Additionally, our relationship with Level 3 will provide us with access to bandwidth and personnel to assist in the installation and implementation of our equipment in their gateways. These capabilities position us to offer nationwide points of presence for shared, dedicated, clustered and geographically dispersed clustered hosting services.

  Expand into New Hosting Markets. We believe that the execution of the above elements of our strategy will enable us to address new hosting markets as they develop. In particular, we believe that we are positioned to expand into the emerging application service provider market without significant changes to our operations or business model. We believe that our Microsoft-based hosting services will be a desirable platform for electronic distribution in the emerging software rental market. Additionally, we believe that software companies whose products either draw upon Microsoft technologies or whose products typically interface to the large installed base of Microsoft systems will find our hosting services attractive. We have recently begun offering hosting services for Microsoft Exchange, which is an advanced messaging service.

Our Services

  We have made an extensive effort to package our hosting services into standardized, definable product offerings. Our services are designed to be comprehensive in terms of feature sets and to address customers' outsourcing needs for a wide variety of requirements, including:

  .  customers accessing public web sites on the Internet;

  .  employees accessing private web sites through intranets; and

  . partners and other designated user groups accessing private or public web sites through extranets.

 Offerings

  Our advanced Microsoft hosting platform allows us to support the Internet, intranets and extranets for both commercially developed applications and custom developed applications. To address this wide variety of customer requirements, Data Return has developed three distinct categories within our service family. During the three month period ended June 30, 1999, excluding set-up fees, 50.6% of our revenues was derived from our shared services, 38.2% was derived from dedicated services and 11.2% was from clustered hosting services.

    Shared Hosting Services. Shared hosting services are entry level service plans designed for customers with complex requirements but relatively low volumes of traffic. We have designed our shared hosting packages to minimize the cost for customers by providing these services on a server shared by multiple customers. Our service plans include many standard features and options for database support, commerce support, media services and extensive e-mail support.

    Dedicated Hosting Services. Dedicated hosting services are designed for customers with more complex requirements, high traffic volumes and who are seeking greater control over management of their servers. Our dedicated service plans provide each customer with its own server. These service plans offer a number of advantages to our customers in addition to those received in our shared hosting packages, including:

    . improved service reliability and content delivery by limiting each server to a single developer environment;

    . greater flexibility in configuration of the specific server environment; and

    . complete server control by providing customers with console-level server access.

  We offer several dedicated service options that range from entry-level web servers to high performance, multi-processor database servers.

    Clustered Hosting Services. For customers that deploy e-commerce enabled or other business-critical applications or expect very high user traffic volumes, we have developed a family of clustered hosting services, including geographically dispersed clusters. Our clustered service plans distribute content and functionality across multiple servers, which allows our customers' applications to scale beyond a single server. Additionally, our clustering services are designed to allow our customers' business-critical applications to continue operating in the event a server fails. These services are designed to provide significantly enhanced system performance and system reliability for application and database services. These services require specialized hardware and software which we include in our pre-packaged solutions. We believe that customers will increasingly require the type of services supported by clustered solutions and therefore our sales volumes in this category will increase.

 Pricing

  We bill for our services on a monthly basis and for a one-time initial setup fee at the time the server is configured. In addition to our pre-packaged product offerings, we also work with customers to develop custom configurations that are based on our standard hosting architecture. Our product offerings and prices for new installations as of October 1, 1999 are generally described in the table below.

        Service Type                  Service Level            Set-up Fee        Monthly Fee
        ------------                  -------------            ----------        -----------
Shared Hosting Services       Shared Level 1..............       $   100           $   100
                              Shared Level 2..............           150               200
                              Shared Level 3..............           200               400
Dedicated Hosting Services    Enterprise Dedicated I......         2,000             1,500
                              Enterprise Dedicated II.....         2,500             2,000
                              Enterprise Dedicated III....         5,000             3,500
Clustered Hosting Services    Level I--Configuration 1....         5,000             4,900
                                 Configuration 2..........         7,500             6,800
                                 Configuration 3..........        10,000             8,100
                              Level II--Configuration 1...        15,000             9,800
                                  Configuration 2.........        20,000            12,800
                                  Configuration 3.........        22,500            17,000

  To further simplify the purchasing process for our customers, all service plans, including features and pricing, are described on our web site. This enables our customers to evaluate the various service offerings before contacting one of our sales representatives, which in turn can shorten our selling cycle, reduce our customer acquisition costs and ultimately enhance customer satisfaction by making readily available the necessary technical and business information for choosing the appropriate service level. We intend to continually upgrade our web site to provide more product information and enhanced purchasing capabilities for our existing and prospective customers.

Customers

  We provide hosting services to end user businesses, web site development firms and other organizations. Our customers are located primarily in North America and Europe. As of August 31, 1999, we hosted over 1,600 web sites for more than 800 customers ranging from small- and medium-sized businesses to Fortune 500 companies. Our top customers based on revenue in fiscal 1999 include:

  Executive Software                             Crazy Protocol Communications
  First USA Bank                                 DSS Research
  Blue Streak.com                                Financial Profiles, Inc.
  Silicon Channels Corporation                   Headliner Entertainment Group
  Honeywell Inc.                                 Delta-V
  Telezoo.com                                    Winsoft Corporation
  Microsoft                                      Webidia Design, Inc.
  Secure Link, Inc.                              PrimaPath
  Ericsson Inc.                                  Kinetic Corporation
  The Financial Ad Trader                        Third Coast Media
  The Trane Company                              Esmerk Limited
  Palo Alto Software, Inc.                       Kidspeace Corporation
  Dynamic Net, Inc.                              Classic Car Source, Inc.
  Web for Success                                I2 Technologies
  Tudor Publishing Company                       CartoonBank

Key Relationships

 Level 3

  We entered into a five-year relationship with Level 3 in July 1999. Our strategic relationship with Level 3 allows us to leverage our advanced hosting and managed application services with their sales force and U.S. data center infrastructure. Level 3 provides us with segregated rack space capacity and environment controls for up to 6,000 servers in its Dallas gateway and access to the 17 existing and all future U.S. Level 3 gateways. In addition, Level 3 will provide personnel at these data centers to install equipment and assist with support as necessary for us to deliver service in these facilities. This reduces the number of implementation engineers we require to deploy and support solutions for our customers in these locations. We believe that these benefits, coupled with geographic and network proximity to our customers, will become a marketing and technological advantage in the immediate future. We have also agreed that if Level 3 is capable of providing the services we request, and if we determine that those services meet our then-current performance criteria, we will purchase 75% of these services from Level 3 from July 2000 through December 2000 and 90% of these services from Level 3 from January 2001 through June 2004. We route the network traffic of our customers through multiple backbone providers to increase network performance. To enable us to do this, we obtain Internet connectivity through a number of providers, and Level 3 may not be able to provide all of the connectivity services that we require. As a result, we may purchase less than the applicable percentages of these services from Level 3. We have also made a purchase commitment to Level 3 of $800,000 in the first year, $1.2 million in the second year, $1.6 million in the third year, $2.4 million in the fourth year and $4.0 million in the fifth year for a total minimum commitment for the term of the contract of $10.0 million. The prices which we will pay Level 3 for the services over the term of our agreement are based upon Level 3's then-current prices to other companies purchasing similar quantities. Level 3 can terminate this agreement for a default by us which is not cured within 30 days of notice or a change of control that results in Data Return being owned by a competitor of Level 3.

  We will train Level 3's sales personnel to identify potential customers for our advanced hosting services and refer them to us. Level 3 will be paid a commission equal to 30% of the first month's monthly recurring revenue on all leads that become our customers. As we train Level 3's sales force at a particular data center, we intend to deploy our own outside sales force in that region to work with Level 3 to develop and close joint sales leads. To date, our growth has been driven primarily by our inside sales force. We believe that the lead generation of Level 3's sales force, combined with our future outside sales force, positions us to substantially increase our rate of growth. Level 3 has acquired shares of our common stock in exchange for $5.0 million in credit for future bandwidth purchases in excess of our quarterly purchase commitment.

 Compaq

  We use Compaq servers exclusively to provide the hardware platform for our advanced hosting services. Our relationship provides direct contact with product development engineers and marketing management at multiple levels within the Compaq organization. We recently entered into a three-year agreement with Compaq under which we will purchase from Compaq the lesser of 2,000 servers or the number of servers reasonably necessary to adequately operate our business consistent with our business plan. We are required to purchase these servers only if Compaq provides financing for the servers on competitive terms, if the price, performance and quality of the Compaq servers is reasonably satisfactory to us and if Compaq commits to deliver these servers on the schedule we request. Also as part of our strategic relationship with Compaq, Compaq has agreed to include Data Return in any program under which it approves for recommendation to its customers a specified group of application service providers. Although Compaq is not required to develop such a program, it will include us in any such program that it does establish at the highest level for which we qualify. Compaq has also purchased $3.0 million of our common stock.

  We work collaboratively with the Compaq engineering and product marketing teams on the Distributed Internet Server Array (DISA) architecture to develop enhanced offerings for multiple server configurations (clustered web and SQL server solutions). We are also currently working on a Compaq co-funded print campaign featuring our use of Compaq servers in a clustered environment. We are also a Compaq Solutions Alliance SELECT Partner. The SELECT Partner designation is the highest attainable level in this program and provides us with a wide variety of information, tools, services and networking opportunities.

 Microsoft

  We recently entered into a licensing agreement with Microsoft. Under this agreement we will license proprietary installation tools for third-party hosted applications to Microsoft. We will also train Microsoft's employees and customers in the use of those tools. Microsoft will, in return, provide us with technical consulting and writing services during the development of the tools. Microsoft has also agreed to co-market the tools with us in a manner that is mutually acceptable to both parties. Microsoft has also agreed to purchase $5.0 million of our common stock.

  We are recognized by Microsoft as one of the leading providers of advanced hosting services on the Microsoft platform. We have received the Microsoft Advanced Hosting Partner and Application Service Provider Partner designations and have achieved a high level of integration at all levels within Microsoft. We believe that one of our key competitive advantages is the level of customer service and support that we can provide as a result of this enhanced relationship. However, we do not have an agreement with Microsoft to provide this level of support and integration or to continue to confer these certifications and designations. Microsoft could discontinue its relationship with us at any time. Our expertise in deploying and managing the Microsoft Internet platform is also an important factor in our business relationship with Microsoft. Our status with Microsoft provides us with the following:

  .  access to a local, field-based Microsoft representative;

  .  a corporate-based business development manager;

  .  designated points of contact in the customer units and product groups;

  .  escalated technical support;

  .  advance product notification;

  .  advance product releases;

  .  participation in beta programs;

  .  joint marketing programs; and

  .  leads and new business development opportunities generated by Microsoft.

  Following are some of the Microsoft designations, certifications and related agreements that Data Return currently has:

  . We are one of eight Microsoft Advanced Hosting Partners. This status signifies our ability to provide database integration, full back-end transaction processing and advanced content management.

  . We are one of ten designated Microsoft Application Service Providers, defined by Microsoft as being able to provide superior infrastructure, service and performance for hosted applications on the Microsoft platform.

  . We are one of 11 Microsoft Commerce Hosting Services providers. This signifies our ability to provide customers with an advanced e-commerce hosting infrastructure.

  . We are a Microsoft Windows Media Service Provider. This status signifies our ability to deploy and maintain audio and video streaming media solutions.

  . We participate in rapid deployment programs for various Microsoft products. As such, we are responsible for providing feedback on Microsoft products in the advanced hosting and managed application markets prior to release, and by doing so we are able to provide services and gain expertise on these products before the general market.

  . We are a Microsoft Certified Solution Provider at the Partner level. The Partner designation is the highest attainable level in this program. We believe this designation provides us with preferred access to a broad range of Microsoft resources and is a distinguishing factor for development firms and systems integrators looking to identify sources for advanced hosting.

  . We have acquired Microsoft Premier Support, which provides the most direct, fastest and highest formal escalation path for resolution of product-related problems within Microsoft, including a technical account manager at Microsoft who is responsible for ensuring that Microsoft product support provides timely and accurate resolutions to problems we or our customers may encounter.

 Alteon

  Alteon manufactures state-of-the-art switching products capable of supporting millions of concurrent connections with load balancing and fail-over for clustered server configurations. We believe we were the first commercial installation of the Alteon server switching platform for the Microsoft Internet platform. Our Chairman and Chief Executive Officer, Sunny Vanderbeck, is an advisory board member of Alteon. The advisory board assists management in product, marketing and distribution planning. Additionally, we are using the Alteon WebOS application programming interface to enhance clustered solutions. These enhanced clustered solutions deliver real-time performance data to the hardware platforms, providing increased functionality, reliability and scalability in high-volume and complex deployments.

Marketing and Sales

  Our marketing strategy has initially been focused on our product packaging. We have made an extensive effort to package our hosting services in standardized, definable product offerings that are competitive in terms of features, functions and prices. We have made our services easy to purchase by presenting these packages in detail on our web site, including all set-up and monthly charges. We believe that this packaging and standardization shortens our selling cycle and enhances customer satisfaction by making available to decision makers the technical and business information necessary to choose a service level.

  We intend to substantially increase our marketing expenditures to help build awareness of our brand and to further generate sales. We have a customer tracking system that provides us with timely reports as to which marketing activities are producing the greatest return, which enables us to better allocate our marketing resources. We currently have a diversified marketing effort for demand generation. Primarily we market through advertising in magazines targeted at developers and information service professionals. We also advertise online, through direct mail and at trade shows and conferences. Additionally, many web sites of our customers and partners have direct links to our web site. We intend to increase our spending in all of these areas, and in particular focus on direct mail because we believe it will significantly help our outside sales force in their business generation efforts.

  Our sales have predominantly been generated by developer and customer referrals. We believe that a distinguishing characteristic of our company is that we do not provide application development services and, therefore, do not compete with any of our development focused customers. We believe that as more development companies make the decision to outsource the hosting of their clients' applications, Data Return will be an attractive alternative to hosting providers that also offer development services.

  Our inside sales force responds to inquiries, which typically have been generated by advertising and referrals from customers, strategic partners and developers. We intend to significantly increase our inside sales force during the second half of 1999 to respond to the inquiries that we believe will be generated by our increased marketing efforts. Concurrently, we are developing an outside sales force to proactively seek potential customers. Each outside salesperson's territory will include one or more Level 3 U.S. gateways. The outside sales force will work in conjunction with Level 3's sales force to provide training and ongoing sales support. Both our inside and outside sales force will be responsible for following up on leads generated by Level 3's sales force. We intend to continue to add outside salespeople as Level 3 builds out its U.S. gateways.

  We have recently implemented a sales incentive program that we believe has increased sales productivity and enhanced pre-sales customer service. Our sales force is paid a commission for each sale that they complete based upon the customer's first month of recurring revenue. To encourage our sales force to pursue long-term revenue generating business, we adjust the commission paid to the sales person if the customer does not use our service for a minimum period of time. In addition to paying commissions to our inside and outside sales personnel, we will pay commissions to Level 3's sales force for all sales based on leads they refer to us. We believe this commission structure will create a high level of cooperation in the field between Data Return's and Level 3's sales forces.

Customer Support

  We believe a critical element of our customer service is providing a high level of technical expertise within both our customer support and systems organizations. Our technical support engineers are expected to be proficient in at least:

  . one major network operating system;

  . two applications from our supported product list; and

  . either one programming language or one database application.

  Further, we require all of our support and systems technicians to become Microsoft Certified Systems Engineers or Microsoft Certified Professionals.

  All systems are monitored and maintained on a 24 hours a day, seven days a week, or 24x7, basis. We provide standard customer support from 9AM-8PM Central time Monday through Friday and 12PM-5PM Saturday via both telephone and electronic request forms. We provide business-critical customer support on a 24x7 basis. We strive to respond within 15 minutes or less for business-critical problems. Response times for all severity levels are published on our support web site and are prioritized according to our customers' assessment of severity levels.

  Our customer care system provides support personnel with timely online information regarding the status of all set-up and support incidents. Additionally, support personnel have access to information regarding the sales history and current sales activities for each customer account. This integration of support and sales systems enables us to allocate resources with a full knowledge of both new business opportunities and any customer support issues. We believe that this system will support substantially greater economies of scale and quality of service.

Infrastructure

  We use a platform which is comprised mostly of Internet-related software products running on Microsoft's Windows NT operating system and Compaq servers. We use Alteon clustering switches along with Cisco switches and routers to connect our servers to the Internet. Using our standard platform, we have gained efficiency and effectiveness in terms of training, documentation, spare parts, overall support and system performance. We also maintain some legacy hosting services running on the Unix platform. In addition, our customers benefit from our ability to support application level services such as SQL Server, Active Server Pages and Site Server Commerce Edition. Specifically, our infrastructure consists of the following key elements:

  . highly secure, carrier-class data centers;

  . a scalable server platform;

  . automated deployment processes;

  . comprehensive and centralized monitoring and systems management;

  . fault-tolerant clustered servers; and

  . an advanced, high performance network.

 Highly Secure, Carrier-Class Data Centers

  Our first data center is located in a facility in downtown Fort Worth. The facility is a Bellcore standard Class A facility, which is an industry term indicating that the facility has redundant systems to prevent down-time caused by system failures at the facility. Security for the data center is provided with a 24x7 armed guard and entry restriction via card key access. Power to the building is provided by redundant connections from separate transformers. The data center is also equipped with FM200 gas fire suppressant systems, environmental control systems and redundant networking hardware.

  In January 1999, we established our second data center within Level 3's Dallas gateway. The Level 3 facility, which is also a Bellcore standard Class A facility, provides us with environmental resources similar to the Fort Worth data center, but on a much larger scale. In addition to providing greater capacity for server racks and associated environmental support, the Level 3 facility provides us with access to Level 3's worldwide IP network. The Level 3 relationship provides us with access to the 17 current and all future gateways in the U.S. This provides us with the ability to expand not only bandwidth resources, but also the ability to open new data centers in major cities across the U.S. on relatively short notice and with relatively little investment by us. All of Level 3's highly secure, carrier-class facilities are designed for scalability and include advanced security features that may include biometric palm readers, video monitoring and card key access, and fault-tolerant power systems, such as multiple power grids, facilities-based AC/DC battery back-up and diesel generators. We intend to offer services from Level 3's London, England and San Francisco data centers by the end of 1999.

 A Scalable Server Platform

  Our standard platform for service delivery uses Compaq servers. These servers generally run the Windows NT or Windows 2000 operating system, along with various application software such as Microsoft SQL Server or Microsoft Internet Information server. Compaq's Distributed Internet Server Array (DISA) architecture leverages the clustering and load balancing features of Windows NT Server, Enterprise Edition with Internet Information Server. This architecture enables us to support scalable, highly-available Internet-enabled applications. In addition, our standard hardware configuration allows us to maintain standby hardware for use in the event of hardware failure. While these servers use a standard hardware and software platform, we apply our expertise in their configuration and tuning.

 Automated Deployment Processes

  We configure and test our hardware and software through the use of both commercially available and internally built tools. The software installation process consists of a series of unattended scripts and batch files providing a fast, consistent and repeatable configuration. As the server is provisioned with user accounts, web sites and file transfer protocol sites, the automated script also tests each step to verify that the server is functioning correctly. We also manually test the installation process to further evaluate the quality and integrity of the installation.

 Comprehensive and Centralized Monitoring and Systems Management

  We combine commercial tools and internally built applications to provide comprehensive and centralized monitoring, analysis and reporting of application, service and hardware performance on a 24x7 basis. Proactive hardware and application monitoring maximizes service performance levels and reliability. Systems administration and management is remotely performed using an interface which encrypts all client-server communication with a 64-bit encryption algorithm for added security. Additionally, we offer a customer control panel, which provides a standard user interface that allows them to perform the most commonly performed web site administrative tasks. The customer control panel also allows the customer to electronically submit support requests to our service and support group for the more advanced administrative tasks and support issues. This approach to monitoring and systems management allows us to use the same methodologies and processes across all of our data centers regardless of geographic location.

 Fault-Tolerant Clusters

  We currently offer two levels of clustered solutions: level one clustered application services and level two clustered application and database services. Level one clustered solutions utilize products from Alteon to provide high availability and traffic load balancing for application resources, such as web servers and application servers. In the event of an application server failure, all traffic is redirected from the failed server to the remaining available application servers to protect against service outage. Level two clustered solutions provide enhanced application availability by adding clustered database services, which are well suited for the clustering of transactional data resources including Microsoft SQL Server. These solutions are based on Fibre Channel storage systems from Compaq and the Microsoft Cluster Service. We also offer geographically dispersed solutions which allows us to load balance and fail-over applications between data centers.

 Advanced High Performance Network

  We have based our network hardware on Cisco and Alteon technologies. Our highly secure network consists of multiple, diverse connections to the Internet which currently provide us with local access to seven leading backbone providers. These multiple connections allow us to increase both performance and reliability by routing traffic over private connections, bypassing congested public exchange points such as the Metropolitan Area Exchanges and Network Access Points. By taking a comprehensive approach to optimizing application performance, since mid-August we have delivered network performance that is among the fastest on average in the United States compared to backbone providers as measured by Keynote Systems. In addition to increased performance, our network architecture reduces our dependency on any one network provider, increasing network availability for our customers. Further, we have our own IP addresses, which reduces our dependence on specific network providers or other third parties. Our network security solutions include firewalls, encryption techniques, virtual private networks and other security technologies and techniques. To date in 1999, we are one of the top three provisioners for the Microsoft platform of Verisign certificates, which enable secure e-commerce.

Competition

  The markets in which we operate are highly competitive, and competition is increasing because few apparent substantial barriers to entry exist in the Internet hosting market. Although it is impossible to quantify our relative competitive position in our market, many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. We expect that we will face competition from existing competitors as well as new market entrants in the future. The primary competitive factors in our market are:

  .  technical expertise in developing advanced web hosting solutions;

  . quality of service, including network capability, scalability, reliability and functionality;

  .  customer service and support;

  .  variety of services and products offered;

  .  price;

  .  brand name recognition;

  .  Internet system engineering and technical expertise;

  .  timing of introductions of value-added services and products;

  .  network security;

  .  financial resources; and

  .  conformity with industry standards.

  Our current and potential competitors vary by size, product offering and by geographic region and may elect to partner with each other or with focused companies like us to deliver service on the Microsoft platform. They include:

  . Microsoft advanced hosting providers, such as Digex, MCI WorldCom (including UUNET), GTE Internetworking and USWeb/CKS Group;

  . web and application hosting service providers, such as Interliant, Navisite and USinternetworking;

  .  application-specific hosting service providers, such as Critical Path;

  . co-location providers, such as AboveNet, Exodus, Digital Island and Frontier GlobalCenter;

  . local, regional and international Internet service providers, such as AppliedTheory, Concentric, Globix, MindSpring, Verio and PSINet;

  . local, regional and international telecommunications companies, such as AT&T, British Telecommunications, Cable & Wireless, Telecom Italia, Nippon Telegraph and Telephone, Qwest and the regional Bell operating companies such as Bell Atlantic and U S WEST;

  . systems integrators and large information technology outsourcing companies, such as IBM, EDS, Oracle, Andersen Consulting,
     PricewaterhouseCoopers and others;

  .  multimedia hosting companies, such as broadcast.com; and

  .  other hardware, software and technology companies.

  We believe that our expertise and exclusive focus on the advanced hosting segment of the Internet services market enables us to differentiate ourselves from our competitors. We also believe that our expertise and focus on Microsoft-based Internet technologies, our customer support and our ability to maintain a service delivery infrastructure that is designed to parallel or surpass the performance provided by Internet backbone providers and other telecommunications carriers will further differentiate us from our competitors. Additionally, our marketing and sales methodologies are focused on enabling customers to easily select and deploy solutions based on packaged service offerings, which can shorten our selling cycle, reduce our customer acquisition costs and ultimately enhance customer satisfaction.

Intellectual Property Rights

  We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our data, applications and services. We are in the process of filing Federal registrations for the trademark "Data Return," as well as other service and trademarks which incorporate the Data Return name.

Government Regulation

  We are not currently subject to direct federal, state or local government regulation, other than regulations applicable to businesses generally. There is currently only a small body of laws and regulations directly applicable to access to e-commerce on the Internet.

  Congress recently enacted the "Digital Millennium Copyright Act," which became effective in October 1998. The Digital Millennium Copyright Act provides a limitation on liability of online service providers for copyright infringement for transmitting, routing or providing connections, transient storage, caching or storage at the direction of a user, if the service provider had no knowledge or awareness that the transmitted or stored material was infringing and meets certain other conditions. Since this law is new and does not apply outside of the United States, we are unsure of how it will be applied to limit any liability we may face in the future for any possible copyright infringement or copyright-related issues. This new law also requires service providers to follow "notice and take-down" procedures and to meet other conditions in order to be able to take advantage of the limitation on liability. We have not yet implemented such procedures, met such conditions or evaluated the cost of complying with them. However, our customers are subject to an acceptable use policy which prohibits them from transmitting, storing or distributing material on or through any of our services which, in our sole judgment is (1) in violation of any United States local, state or federal law or regulation, (2) fraudulent online marketing or sales practices or (3) fraudulent customer information, including identification and payment information. Although this policy is designed to promote the security, reliability and privacy of our systems and network, we cannot be certain that our policy will accomplish this goal or effectively limit our liability.

  Despite enactment of the Digital Millennium Copyright Act, the law relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks remains largely unsettled. It is possible claims could be made against online services companies and Internet access providers under both United States and foreign law for defamation, obscenity, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending.

  Although sections of the Communications Decency Act of 1996 that proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act could subject us and/or our customers to potential liability, which in turn could harm our business. The adoption of any of these types of laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase our cost of doing business or in some other manner harm our business.

  Due to the increasing popularity and use of the Internet, it is likely that a number of additional laws and regulations may be adopted at the federal, state and local levels with respect to the Internet, covering issues, such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security, access fees and the convergence of traditional telecommunications services with Internet communications. The adoption of any of these laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase the cost of doing business or in some other manner harm our business, results of operations or financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Employees

  As of October 15, 1999, we had 139 employees. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

  Our corporate headquarters are currently located in Irving, Texas and consist of approximately 23,000 square feet of office space that is leased until October 31, 2001. We also have an office in Arlington, Texas, consisting of 5,000 square feet of office space that is leased until March 31, 2000.

Legal Proceedings

  We do not believe that we are subject to any pending or threatened legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

  The following sets forth, as of October 26, 1999, the name, age and position of our executive officers and directors and nominees to our board:

    Name                                   Age Position
    ----                                   --- --------
 Sunny C. Vanderbeck.....................   26   Chairman of the Board and Chief Executive
                                                  Officer

 Michelle R. Chambers....................   31   President, Chief Operating Officer and
                                                 Director

 Michael S. Shiff........................   45   Senior Vice President - Marketing, Sales
                                                  and Business Development

 Mark A. Bowles..........................   38   Vice President - Advanced Technology
                                                 Deployment

 Scott W. Brewer.........................   35   Vice President - Technical Services

 Kenneth S. Garber.......................   46   Vice President - Sales

 Mark C. Gunnin..........................   31   Vice President - General Counsel

 Jason A. Lochhead.......................   27   Vice President - Research and Product
                                                  Development and Director

 J. Todd Steitle.........................   34   Vice President - Marketing

 Stuart A. Walker........................   34   Vice President - Chief Financial Officer,
                                                  Treasurer and Secretary

 Nathan Landow...........................   67   Director

 T. Geir Ramleth.........................   40   Nominee for Director

  Sunny C. Vanderbeck, a co-founder of our company, has served as Chairman and Chief Executive Officer since our incorporation in August 1997. Before founding Data Return, from July 1996 to January 1997, Mr. Vanderbeck was a technical product manager and Lead Internet/Intranet Consultant for Software Spectrum, a reseller of Microsoft products. From May 1995 to June 1996, while employed by Software Spectrum, Mr. Vanderbeck served as an independent consultant to Microsoft where he served as a team leader for Microsoft Messaging products and as a product support engineer. From July 1994 to May 1995, Mr. Vanderbeck was an independent consultant. From 1990 to 1994, Mr. Vanderbeck served as a Section Leader in the 2nd Ranger Battalion, a U.S. Army Special Operations unit. Mr. Vanderbeck is a regional finalist for the Ernst & Young Entrepreneur of the Year award and is a Microsoft Certified Systems Engineer.

  Michelle R. Chambers, a co-founder of our company, has served as President and a director since our inception and was appointed Chief Operating Officer in April 1998. Before founding Data Return, from October 1996 to March 1997, Ms. Chambers was a Consultant at Microsoft, where she was a member of the Microsoft Consulting team responsible for the design and development of the migration plan for Audionet's (now broadcast.com) platform conversion from Unix to Windows NT. Prior thereto, Ms. Chambers served as a product support engineer at Microsoft from February 1995 to October 1996, and was the Corporate E-mail Coordinator for Arco Exploration and Production Technology from August 1993 to February 1995. Ms. Chambers is a Microsoft Certified Systems Engineer. Ms. Chambers graduated magna cum laude from the University of North Texas with a Bachelor in Business Administration in Business Computer Information Systems.

  Michael S. Shiff has served as Senior Vice President - Marketing, Sales and Business Development since June 1999 and previously served as Vice President - Marketing, Sales and Business Development since March 1998. Mr. Shiff served as President of MicroVision Medical Systems, a manufacturer of medical imaging systems, from April 1996 to December 1996. From April 1993 to November 1995, Mr. Shiff was Vice President of Sales for Kodak Health Imaging Systems, a manufacturer of medical imaging systems. He also served as Vice President of Marketing and Sales for Vortech Data, a manufacturer of medical imaging systems, from March 1989 until Vortech's acquisition by Eastman Kodak in March 1993. Prior thereto, Mr. Shiff was Director of Strategic Sales Development for Hughes Network Systems, a manufacturer of telecommunications systems, and was Domestic Marketing Manager for the Satellite Communications Group of M/A-COM Telecommunications, a manufacturer of telecommunications systems, which was acquired by Hughes Aircraft. Mr. Shiff graduated with distinction from the University of Wisconsin with a Bachelor of Science in Education.

  Mark A. Bowles has served as Vice President - Advanced Technology Deployment since June 1999. For the period from March 1998 to May 1999, Mr. Bowles served as our Director of Service and Support and Executive Director of Technical Services. Prior to joining Data Return, from February 1997 to March 1998, Mr. Bowles was a manager of the Advanced Technologies Group at Arthur Andersen LLP, a public accounting firm. Mr. Bowles also served as a Project Manager at Interface Teknologies, a systems integration firm, from April 1995 through February 1997. Mr. Bowles graduated from the University of Texas at Arlington with a Bachelor of Business Administration.

  Scott W. Brewer has served as Vice President - Technical Services since June 1999. Before joining Data Return, Mr. Brewer was with CompuCom Systems, a technology services company, where he served as Director, Professional Services from October 1998 to April 1999, General Manager of Houston Sales from May 1998 through October 1998, and Manager, Technical Services, Dallas Sales from October 1997 through May 1998. Mr. Brewer also served as Manager, Systems Engineering, Dallas Sales from April 1996 to October 1997 and Consulting Systems Engineer, Dallas Sales from January 1991 to April 1996 at CompuCom Systems.

  Kenneth S. Garber has served as Vice President - Sales since June 1999. From March 1996 to May 1999, Mr. Garber was Vice President of Sales and Business Development for Chroma Vision Medical Systems, Inc., a manufacturer of medical imaging systems. Prior to that, Mr. Garber served as Vice President and General Manager of the Imagelink Business Unit for Kodak Health Imaging Systems from 1994 to March 1996. Previously, Mr. Garber held various marketing and sales positions with Vortech Data, Hughes Network Systems, Satellite Business Systems and Federal Data Corporation. Mr. Garber graduated from George Washington University with a Bachelor of Science in Environmental Science.

  Mark C. Gunnin has served as Vice President - General Counsel since October 1999. Before joining Data Return, Mr. Gunnin practiced corporate and securities law with Thompson & Knight L.L.P. from September 1993 to October 1999. Mr. Gunnin graduated from the University of Texas at Austin with a Juris Doctor and from Baylor University with a Bachelor of Arts.

  Jason A. Lochhead, a co-founder of our company, has served as Vice President
- Research and Product Development and as a director since our inception. From September 1996 until August 1997, Mr. Lochhead was an independent consultant. Previously, from September 1995 to September 1996, while employed by Software Spectrum, Mr. Lochhead served as an independent consultant to Microsoft where he served as a product support engineer for Microsoft Mail and Microsoft Exchange. While at Software Spectrum, Mr. Lochhead also served as the Microsoft Mail Gateway team lead for the period from March 1996 to September 1996. From July 1993 to September 1995, Mr. Lochhead was a System Administrator at Hughes Training, a division of Hughes Aircraft. Mr. Lochhead is a Microsoft Certified Systems Engineer.

  J. Todd Steitle has served as Vice President - Marketing since June 1999. Previously, he served as our Director of Marketing from May 1998 to June 1999. Before joining Data Return, Mr. Steitle was a sales representative for the Tools Division of Sybase Corporation, formerly Powersoft Corporation, a software company, from May 1996 to May 1998. From September 1994 to May 1996, Mr. Steitle served as Manager of Business Development for Kodak Health Imaging Systems. Previously, Mr. Steitle held various marketing and sales positions for Apple Computer Corporation. Mr. Steitle graduated from the University of Texas in Austin with a Bachelor of Business Administration in Marketing.

  Stuart A. Walker has served as our Chief Financial Officer since March 1999 and as Vice President - Chief Financial Officer, Treasurer and Secretary since June 1999. Prior to joining Data Return, Mr. Walker was a consultant with Eubank, Wofford and Nichols, LLP, a public accounting firm, from June 1998. Mr. Walker served as Vice President and Chief Financial Officer of Aviation Group, Inc., an aviation services company, from September 1997 to April 1998. He served as Corporate Controller of Precept Business Products, Inc., a business products distribution company, from August 1996 to August 1997. He was Vice President Finance and Controller of DirectNet Corporation, an educational technology company, from March 1995 to August 1996. Mr. Walker served in various capacities at Price Waterhouse LLP in the audit, bankruptcy, consulting and litigation support areas from September 1988 to March 1995. Mr. Walker is a Certified Public Accountant and graduate from California Polytechnic State University, San Luis Obispo with a Bachelor of Science in Business Administration.

  Nathan Landow has served as one of our directors since April 1998. Mr. Landow has been President of Landow Company, a real estate development company, since 1959.

  T. Geir Ramleth has agreed to serve as a director of our company upon completion of this offering. Mr. Ramleth is currently a private investor.
Mr. Ramleth served as the Chief Executive Officer and a director of ZeroDotNet, Inc., a private equity firm, from April 1999 to August 1999. Mr. Ramleth was the President and Chief Executive Officer of Genuity, Inc., an Internet service provider, from December 1995 to November 1998. Prior to that, Mr. Ramleth was the Manager of Commercial Systems at Bechtel Group, Inc., an engineering firm, from February 1995 to December 1995, where he was responsible for consolidating all commercial systems activities. From February 1993 to February 1995, Mr. Ramleth was the Practice Director at Oracle Corporation, a software company. Since January 1998, Mr. Ramleth has served as director at UWI.com.

Director Compensation

  Our directors receive no remuneration for serving on our board of directors.

Board Composition

  We currently have five authorized directors. In accordance with the terms of our restated articles of incorporation, the terms of office of the directors are divided into three classes:

  . Class I, whose term will expire at the annual meeting of shareholders to be held in 2000;

  . Class II, whose term will expire at the annual meeting of shareholders to be held in 2001; and

  . Class III, whose term will expire at the annual meeting of shareholders to be held in 2002.

  Currently, the Class I directors are Jason A. Lochhead and Nathan Landow, the Class II director is Michelle R. Chambers and the Class III director is Sunny
C. Vanderbeck. T. Geir Ramleth will serve as a Class II director upon completion of this offering. As part of an agreement with Level 3, they are entitled to nominate one of their employees to serve on our board of directors. Mr. Vanderbeck, Ms. Chambers and Mr. Lochhead have agreed to vote for Level 3's nominee. This agreement terminates upon a public offering of our common stock. Level 3 has not exercised its right to nominate a person to serve on our board of directors. At each annual meeting of shareholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors or a super-majority vote of the shareholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Data Return.

Board Committees

  Within 90 days of the closing of this offering, the board will create an audit committee that will consist of two independent directors and Ms. Chambers. The audit committee will review, act on and report to the board of directors on various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.

  Within 90 days of the closing of this offering, the board will create a compensation committee that will consist of two independent directors and Ms. Chambers. The compensation committee will determine the salaries and benefits for our employees, consultants, directors and other individuals compensated by our company. The compensation committee will also administer our stock option plans, including determining the stock option grants for our employees, consultants, directors and other individuals.

Summary Compensation Table

  The following table sets forth the total compensation of our Chief Executive Officer and each other executive officer whose total salary and bonus for fiscal 1999 exceeded $100,000 (each a named executive officer, and collectively, the named executive officers).

                                                                     Long-Term
                                                                    Compensation
                                           Annual Compensation         Awards
                                       ---------------------------  ------------
                                                         Other         Shares
                                Fiscal                   Annual      Underlying
Name and Principal Position      Year  Salary  Bonus  Compensation    Options
---------------------------     ------ ------- ------ ------------  ------------
Sunny C. Vanderbeck............  1999  $95,000 $5,000        --             --
 Chairman and Chief Executive
  Officer

Michelle R. Chambers...........  1999   95,000  5,000        --             --
 President and Chief Operating
  Officer

Michael S. Shiff...............  1999  150,000  8,610   $40,000(1)   3,308,700
 Senior Vice President -
  Marketing, Sales and
 Business Development

--------
(1) Other annual compensation for Mr. Shiff consists of deferred salary.

Fiscal 1999 Exercises and Year-End Option Values

  The following table sets forth information concerning the value realized upon exercise of options during fiscal 1999 and the number and value of unexercised options held by each of the named executive officers at March 31, 1999. The values set forth in the table have been calculated using the initial public offering price per share, less the per share exercise price, multiplied by the number of shares underlying the option.

                                                                       Value of Unexercised
                                                   Number of               In-the-Money
                          Shares              Unexercised Options           Options at
                         Acquired              at March 31, 1999          March 31, 1999
                            on     Value   ------------------------- -------------------------
Name                     Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     -------- -------- ----------- ------------- ----------- -------------
Sunny C. Vanderbeck.....    --       --           --            --            --           --
Michelle R. Chambers....    --       --           --            --            --           --
Michael S. Shiff........    --       --      827,175     2,481,525   $10,737,000  $32,210,000

Stock Option Plans

  1998 Stock Option Plan. Our 1998 Stock Option Plan authorizes the issuance of up to 3,308,700 shares of our common stock. As of October 26, 1999, we had granted options to purchase an aggregate of 3,196,796 shares of our common stock to employees and directors under this plan with a weighted average exercise price of $0.56 per share. After the completion of this offering, no further options will be granted under this plan.

  The board of directors, or a board committee, has the power to determine the terms of the options, including the exercise price of the options, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable on such exercise, provided that the exercise price must be at least 100% of fair market value. Incentive stock options granted to any holder of 10% or more of the combined voting power of all classes of stock must have an exercise price of not less than 110% of fair market value and be exercisable for a term of no more than five years.

  1999 Long-Term Incentive Plan. Our 1999 Long-Term Incentive Plan was adopted by our board of directors and shareholders and became effective in July 1999 as a successor plan to our 1998 Plan. Up to 3,228,000 shares of common stock may be issued under the 1999 Plan. As of October 26, 1999, we had granted options to purchase an aggregate of 461,562 shares of our common stock to employees under this plan with a weighted average exercise price of $13.00 per share.

  The 1999 Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to employees and for the grant of nonstatutory stock options, stock appreciation rights, performance awards, dividend equivalents, stock payments and restricted stock to employees and consultants. The 1999 Plan provides that we cannot issue incentive stock options after June 2009.

  The 1999 Plan may be administered by the board or a board committee. The administrator has the power to determine the terms of the options or other awards granted, including the exercise price of the options or other awards, the number of shares subject to each option or other award (up to 269,000 shares per year per participant), the exercisability thereof and the form of consideration payable upon exercise. In addition, the administrator has the authority to amend, suspend or terminate the 1999 Plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted under the 1999 Plan without the consent of the holder.

  The exercise price of all incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and other awards granted under the 1999 Plan is determined by the administrator, but the exercise price of nonstatutory stock options must be at least 50% of the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1999 Plan may not exceed ten years.

  Options and other awards granted under the 1999 Plan are generally not transferable by the optionee. Options granted under the 1999 Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant, or within one year after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

  The 1999 Plan provides that in the event of a change of control of Data Return all options and other awards shall be assumed or a substitute option or award issued by the acquiring company unless the board determines in its sole discretion to accelerate vesting or remove any restrictions.

Compensation Committee Interlocks and Insider Participation

  We currently have no separate compensation or stock option committee or other board committee performing equivalent functions to determine compensation for executive officers. These functions are performed by our board of directors, which includes Mr. Vanderbeck and Ms. Chambers. Within 90 days after we complete this offering, we intend to establish a compensation committee that will be composed of Ms. Chambers and two independent directors. No interlocking relationship exists between any member of our board or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

Employment Agreements

  Mr. Vanderbeck, Ms. Chambers, Mr. Bowles, Mr. Gunnin, Mr. Brewer, Mr. Lochhead and Mr. Walker have employment agreements expiring on June 30, 2002. These agreements provide for:

  .  set base salaries; and

  . incentive bonuses determined by the compensation committee or board of directors.

  Each of these executives has agreed not to compete with us during the term of the agreement and for two years after resignation or termination for cause or for one year after a termination without cause or any resignation or termination following a change of control. The employment agreements define "cause" as an employee committing an immoral crime, materially breaching the employment agreement or failing to obey written directions of a senior corporate executive. A "change of control" will be deemed to occur if a substantial portion of our ownership changes or the constitution of the board changes during any 15-month period without the approval of our board of directors or shareholders. If there has not been a change in control, the agreements provide for the payment of salary for 12 months after any termination by Data Return other than for cause. Further, if the termination follows a change of control and is not voluntary, it will be made in a lump sum equal to the following items, or in the case of Mr. Vanderbeck and Mr. Chambers three times the following items:

  . the highest annualized base salary earned during the employee's employment with us;

  .  two times the employee's largest bonus during the last two years;

  . any unpaid expense, reimbursement or accrued but unpaid salary or benefit; and

  .  the estimated cost of insurance coverage for the next 12 months.

If the termination is following a change of control and is voluntary, the base salary component of these severance payments will, in the case of Mr. Vanderbeck, Ms. Chambers, Mr. Walker and Mr. Gunnin, equal 75% and, in the case of Mr. Bowles, Mr. Brewer and Mr. Lochhead equal 25%, of the highest annualized base salary earned during the employee's employment with us.

  In addition, upon a change of control, all outstanding options of Mr. Vanderbeck, Ms. Chambers, Mr. Walker and Mr. Gunnin will vest. That number of the outstanding options of Mr. Bowles, Mr. Brewer and Mr. Lochhead that would have vested upon their next annual vesting date will immediately vest upon a change of control, and, if they are terminated within 24 months of a change of control, all of their options will immediately vest.

  We also have employment agreements with Mr. Shiff, Mr. Garber and Mr. Steitle. Mr. Shiff's agreement expires on December 31, 2002. His agreement provides for a set base salary plus deferred salary and a fixed performance bonus. Mr. Shiff's agreement provides for the payment of all accrued salary and bonus upon his termination by Data Return. Upon a change of control or an initial public offering, all of Mr. Shiff's outstanding options will vest immediately. Mr. Shiff has agreed not to compete with us during the term of his agreement and for one year after his termination.

  Mr. Garber's agreement expires on March 31, 2004. His agreement provides for a set base salary plus commissions. Upon a termination of his employment by Data Return without cause, Mr. Garber is entitled to the payment of salary for 12 months and the right to participate in benefit plans and exercise his outstanding options for 12 months. Upon a public offering or change of control, 50% of Mr. Garber's outstanding unvested options vest immediately and the remaining 50% vest one year later. If Mr. Garber is terminated following a change of control, he is entitled to 12 months of salary and all of his outstanding options immediately vest. Mr Garber has agreed not to compete with us during the term of the agreement and for one year after resignation or termination for cause.

  Mr. Steitle's agreement expired on May 3, 1999 and was automatically renewed for a one year period. His agreement will continue to be renewed automatically for one year periods unless terminated by either party upon notice at least 15 days prior to a renewal date. Mr. Steitle is entitled to a set base salary. Upon termination other than for cause, Mr. Steitle is entitled to his accrued salary. Upon a change of control, or upon an initial public offering or if Mr. Vanderbeck and Ms. Chambers cease to be executive officers, all of Mr. Steitle's options immediately vest. Mr. Steitle has agreed not to compete with us during the term of his agreement and for one year after his agreement.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of September 1, 1999, based on 27,755,958 shares outstanding on that date, and as adjusted to reflect the issuance of additional shares of common stock in this offering, by the following individuals or groups:

  . each person or entity who is known by us to own beneficially more than 5% of our common stock;

  .  each director;

  .  each named executive officer; and

  .  all of our executive officers and directors as a group.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. Shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of the date of this prospectus are considered beneficially owned by the person holding such options, warrants or rights. Unless indicated otherwise, we believe that the persons named in the table below have sole voting and investment power with respect to the shares shown.

  Unless otherwise indicated, the address for each 5% shareholder listed in the table is c/o Data Return Corporation, 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

  To the extent that any shares are issued upon exercise of options or other rights to acquire capital stock that are presently outstanding or granted in the future or reserved for future issuance under stock plans, there will be further dilution to new public investors.

                                                             Percentage of
                                              Number of        Ownership
                                                Shares    --------------------
                                             Beneficially  Before     After
Beneficial Owner                                Owned     Offering Offering(1)
----------------                             ------------ -------- -----------
Sunny C. Vanderbeck (2).....................   8,106,315    29.2%     23.5%
Michelle R. Chambers (3)....................   6,562,255    23.6      19.0
Nathan Landow (4)...........................   5,135,210    18.5      14.9
Michael S. Shiff (5)........................     827,175     2.9       8.8
Jason A. Lochhead...........................     772,030     2.8       2.2
T. Geir Ramleth.............................      96,571       *         *
Level 3 Communications, Inc. (6)............   1,952,940     7.0       5.7
DCR Technology Fund I, Ltd (2)..............   8,106,315    29.2      23.5
OHG Technology, Ltd (3).....................   6,562,255    23.6      19.0
Nathan Landow Family Limited Partnership
 (4)........................................   4,788,200    17.2      13.9
All directors and executive officers as a
 group (11 persons)(5)(7)...................  21,560,081    75.3      64.7

--------
 * Less than 1%.
(1) Includes an assumed 454,546 shares of common stock to be issued to Microsoft before the closing of the offering.
(2) Consists of 8,106,315 shares of our common stock owned by DCR Technology Fund I, Ltd., which is controlled by Mr. Vanderbeck.
(3) Consists of 6,562,255 shares of our common stock owned by OHG Technology, Ltd., which is controlled by Ms. Chambers.
(4) Includes 4,788,200 shares of our common stock owned by the Nathan Landow Family Limited Partnership, which is controlled by Mr. Landow and 347,010 shares of our common stock owned by Mr. Landow. The address for the Nathan Landow Family Limited Partnership is 4710 Bethesda Avenue, Bethesda, Maryland 20814.
(5) Consists of 827,175 shares of our common stock issuable pursuant to options that are exercisable within 60 days of September 1, 1999. Assumes beneficial ownership after the offering of an additional 2,481,525 shares issuable pursuant to options that will be exercisable upon the completion of this offering.
(6) The address of Level 3 Communications, Inc. is 3555 Farnam Street, Omaha, Nebraska 68131.
(7) Includes 887,700 shares of common stock issuable pursuant to options that are exercisable within 60 days of September 1, 1999. Assumes beneficial ownership after the offering of an additional 3,718,925 shares issuable pursuant to options that will be exercisable upon the completion of this offering.

                              CERTAIN TRANSACTIONS

  On February 20, 1998, we issued 2,152,000 shares of our common stock to the Nathan Landow Family Limited Partnership in exchange for $500,000 cash and a $500,000 promissory note that has been repaid. On December 24, 1998, we issued 2,690,000 shares of our common stock to the Nathan Landow Family Limited Partnership for $1,000,000. On April 23, 1999, we issued 351,852 shares of our common stock to the Nathan Landow Family Limited Partnership for $250,000. Mr. Landow, one of our directors, controls the Nathan Landow Family Limited Partnership.

  On May 14, 1999, we issued 96,571 shares of our common stock to Mr. Ramleth, one of our nominees for director, for $125,000.

  On May 18, 1999, we issued 1,202,968 shares of our common stock to ZeroDotNet for $2,000,000. Also, on July 26, 1999 we sold 1,171,764 shares of common stock to ZeroDotNet, Inc. for a purchase price of $3.0 million.

  On July 1, 1999, we entered into a Strategic Marketing and Sales Agreement with Level 3 that contemplates our committing to purchase $10.0 million of services over the next five years. As part of this agreement, we have agreed to train Level 3 sales personnel to identify and refer potential customers to us and to pay those sales personnel a commission on sales resulting from their referrals. On July 26 1999, Level 3 acquired 1,952,940 shares of our common stock in exchange for a $5.0 million credit to be applied to the purchase of future bandwidth services. Pursuant to our Service Credit Agreement dated July 23, 1999 with Level 3, the credit can be applied to bandwidth services in excess of the minimum purchase under the Strategic Marketing and Sales Agreement beginning in 2001. We have a right to repurchase the stock in the event that Level 3 fails to fulfill its obligations under the Service Credit Agreement or Level 3 does not honor orders submitted by us under the Strategic Marketing and Sales Agreement. The number of shares subject to this repurchase right will be reduced pro rata in each quarter of calendar year 2001 by the greater of the credit applied or 25% of the total shares. In the event that Level 3 defaults under the Service Credit Agreement and fails to cure within 30 days, Level 3 is required to pay us $750,000 ratably reduced based on the amount of bandwidth credit used. Level 3 is entitled to one demand and unlimited "piggyback" registration rights.

  Also on July 23, 1999, Data Return, Sunny C. Vanderbeck, Michelle R. Chambers and Jason A. Lochhead entered into a Voting Agreement with Level 3. Under that agreement, Level 3 is entitled to nominate one of its employees to serve on our board of directors. Mr. Vanderbeck, Ms. Chambers and Mr. Lochhead have agreed to vote for Level 3's nominee. The Voting Agreement terminates upon the completion of a public offering of our common stock.

  On July 29, 1999, we sold 1,171,764 shares of our common stock to Compaq for an aggregate purchase price of $3.0 million. Compaq is entitled to one demand and unlimited "piggyback" registration rights. Compaq also has a right of first refusal that does not include this offering and that terminates upon completion of this offering. Also on July 29, 1999, we entered into an ASP and Server Agreement with Compaq. Under that agreement, we have agreed for a three-year period to purchase from Compaq the lesser of 2,000 servers or the number of servers reasonably necessary to adequately operate our business plan. Our requirement to purchase these servers is contingent upon Compaq providing financing for the servers on competitive terms, upon the price, performance and quality of the Compaq servers being reasonably satisfactory to us and upon Compaq's commitment to deliver these servers on the schedule we request. Under the ASP and Server Agreement, Compaq has agreed to include Data Return in any program under which it approves for recommendation to its customers a specified group of application service providers. Although Compaq is not required to develop such a program, it will include us in any such program that it does establish at the highest level for which we qualify.

  On September 3, 1999, we agreed to sell $5.0 million of our common stock to Microsoft for $11.00 per share. Microsoft will also acquire a warrant to purchase $3.75 million of our common stock at an exercise price of $11.00 per share. Microsoft is entitled to one demand and unlimited "piggyback" registration rights. Microsoft also has a right of first refusal that does not include this offering and that terminates upon completion of this offering. This transaction will close on October 28, 1999. In addition, on September 3, 1999, we entered into a five-year Development, License and Co-Marketing Agreement with Microsoft to grant a non-exclusive perpetual license to proprietary installation tools for third-party hosted applications to Microsoft. We will also train Microsoft's employees and customers in the use of those tools. Microsoft has the sole right to terminate the agreement if we fail to deliver the tools on a timely basis or if we fail to correct any errors in the tools on a timely basis. Also as part of the agreement, Microsoft will provide up to 100 hours of technical consulting and writing services during the development of the tools.

                          DESCRIPTION OF CAPITAL STOCK

  The following summaries highlight the material provisions of our articles of incorporation and bylaws, as amended. Copies of our articles and bylaws are available from us upon request. See "Where You Can Find More Information."

Authorized Capital Stock

  Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. As of September 1, 1999, there were 27,755,958 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. No holder of any shares of our stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class of stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class of stock.

Common Stock

  Each share of common stock has identical rights and privileges in every respect. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our shareholders and are entitled to one vote for each share of common stock held.

  Subject to the prior rights and preferences, if any, applicable to shares of preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends.

  If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive, conversion or exchange rights.

Preferred Stock

  Our board is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by the board. The board may authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over the then market price.

Warrants

  On October 28, 1999, we will issue Microsoft a warrant to purchase 340,910 shares at an exercise price of $11.00 per share. This warrant will expire five years after the date of its issuance.

Shareholder Rights Plan

  On September 27, 1999, our board of directors approved a rights agreement with ChaseMellon Shareholder Services, LLC, as rights agent. This summary is not a full description of the rights agreement or the terms of the rights. For a more complete description, you should read the rights agreement, dated as of

September 27, 1999, between Data Return and ChaseMellon Shareholder Service,
LLC.

 Rights and Rights Certificates

  On September 27, 1999, our board of directors declared a dividend of one preferred stock purchase right for each share of common stock. Each right entitles its registered holder to purchase one one-hundredth of a share of newly designated series A junior participating preferred stock at a purchase price of $100.00. The terms of the series A junior participating preferred stock are contained in a statement of resolution that will be filed with the Secretary of State of Texas.

  The rights are attached to and trade with shares of our common stock. Currently, the rights are not exercisable and there are no separate certificates representing the rights. If the rights become exercisable, we will distribute separate rights certificates. Until that time, as long as the rights remain outstanding, any transfer of shares of our common stock will also constitute the transfer of the rights associated with those shares of common stock. The rights will expire on September 27, 2009, unless we redeem or exchange the rights before that date.

  The rights will become exercisable upon the earlier to occur of:

  . the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by the board of directors; or

  . the close of business on the tenth business day, or a later date determined by the board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.

 Flip-In Right

  If any person or group of persons acquires 15% or more of our common stock, each holder of a right, except the acquiring person, will have the right to receive the number of shares of our common stock having a market value of two times the exercise price of the right. For example, if the rights are triggered, each holder of a right may purchase shares of our common stock worth $200.00 for $100.00, which is the exercise price of the rights.

  The rights agreement excepts Data Return, any subsidiary of Data Return and any employee benefit plan of Data Return or any of its subsidiaries from triggering the flip-in rights. In addition, the rights agreement excepts each of the three largest shareholders of Data Return from triggering the flip-in rights, unless he acquires additional shares of our common stock, which causes his percentage ownership of the then-current outstanding shares of our common stock to be 5% greater than his percentage ownership on the date of the rights agreement.

 Flip-Over Right

  In the event the flip-in rights are triggered and we merge or engage in other business combinations with an acquiring person or 50% or more of our consolidated assets or earning power are sold to an acquiring person, then each holder of a right, except the acquiring person, may purchase, upon the exercise of each right at the exercise price, that number of shares of common stock of the acquiring or surviving company with a market value equal to two times the exercise price.

 Exchange of Rights

  After a person or group of persons acquires 15% of our common stock but before that person or group of persons beneficially owns 50% or more of our common stock, we may, at our option, exchange the rights at an exchange ratio of one share of common stock per right, adjusted to reflect any stock split, stock dividend or similar transaction involving either our common stock or preferred stock. Rights held by an acquiring person are not entitled to these exchange rights. We may only exchange rights if a majority of the members of our board of directors authorizes the exchange.

 Redemption of Rights

  We may redeem the rights at any time before the earlier of the date that the flip-in rights are triggered and the expiration of the rights. We may also redeem the rights under some circumstances after the flip-in right has been triggered but before the expiration of any period during which the flip-in right may be exercised.

  The redemption price is $.001 per right. Upon the effective date of the redemption of the rights, the rights will terminate and rights holders will only be entitled to receive the redemption price. We may only redeem rights if a majority of the members of our board of directors authorizes the redemption.

 Amendment of Rights Agreement

  Our board of directors may amend the terms of the rights agreement without the consent of the holders of the rights, except that after a person or group acquires 15% or more of our common stock, no amendment may adversely affect the interests of the holders of the rights, other than the acquiring person.

 Adjustments

  If, at any time before the rights are triggered, we split, subdivide, combine or consolidate our common stock, or declare a dividend on our common stock payable in common stock, then, to prevent dilution of the rights, we will adjust either:

  . the number of rights associated with each share of common stock outstanding; or

  . the fraction of a share of preferred stock issuable upon exercise of each right.

  In addition, the purchase price payable and the number of shares of preferred stock or other securities issuable upon exercise of the rights may be adjusted to prevent dilution upon:

  . stock splits, stock dividends, subdivisions, combinations or reclassifications of the preferred stock;

  . below market issuances of preferred stock or rights or warrants to subscribe for or convert into preferred stock; or

  . distributions to holders of the preferred stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in preferred stock) or of subscription rights or warrants, with some exceptions.

  The series A junior participating preferred stock has been structured so that each preferred share has dividend, liquidation and voting rights equal to those of 100 shares of our common stock. Because of this, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock. The preferred shares are not redeemable.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Texas
Law

 Restated Articles of Incorporation and Bylaws

  Pursuant to our articles, the board may issue additional shares of common stock or establish one or more series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board may decide without shareholder approval. Any additional issuance of common stock or designation of rights, preferences, privileges and limitations with respect to preferred stock could have the effect of impeding or discouraging the acquisition of control of Data Return by means of a merger, tender offer, proxy contest or otherwise (including a transaction in which the shareholders would receive a premium over the market price for their shares) and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the board were to determine that a takeover proposal was not in our best interest, shares could be issued by the board without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

  . diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

  . putting a substantial voting block in institutional or other hands that might undertake to support the incumbent board; or

  .  effecting an acquisition that might complicate or preclude the takeover.

  Our bylaws provide that the board is divided into three classes of one or two directors each, with each class elected for three-year terms expiring in successive years. Our articles also allow the board to set the number of directors in the bylaws with no minimum or maximum number of directors required. The articles specifically deny cumulative voting in the election of directors. This could delay or prevent a tender offer or takeover attempt that a shareholder might consider to be in his or her best interest, including attempts that might result in a premium over the market price for the shares held by the shareholders.

  Our articles and bylaws provide that special meetings of shareholders generally can be called only by the president or the board or by holders of at least 50% of our voting stock and provide for an advance notice procedure for the nomination, other than by or at the direction of the board or a committee of the board, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, we must receive notice of intent to nominate a director or make a proposal at such meetings no less than 90 days before the meeting. The notice must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal. These provisions of the bylaws:

  . may preclude a nomination for the election of directors or preclude the conduct of business at a particular meeting if the proper procedures are not followed; and

  . may discourage or deter a third party from conducting a solicitation of proxies to elect its own directors or otherwise attempting to obtain control of Data Return, even if the conduct of such solicitation or attempt might be beneficial to us and our shareholders.

 Texas Takeover Statute

  Subsequent to this offering, we will be subject to Part Thirteen of the Texas Business Corporation Act. Subject to certain exceptions, Part Thirteen prohibits a Texas corporation which is an issuing public corporation from engaging in any business combination with any affiliated shareholder for a period of three years following the date that such shareholder became an affiliated shareholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an affiliated shareholder; or

  . the business combination is approved by at least two-thirds of the outstanding voting shares that are not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder at a meeting of shareholders called not less than six months after the affiliated shareholder's share acquisition date.

  In general, Part Thirteen defines an affiliated shareholder as any entity or person beneficially owning 20% or more of the outstanding voting stock of the issuing public corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Part Thirteen defines a business combination to include, among other similar types of transactions, any merger, share exchange or conversion of an issuing public corporation involving an affiliated shareholder.

  Part Thirteen may have the effect of inhibiting a non-negotiated merger or other business combination involving Data Return.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock. We cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities. Upon the closing of this offering, we will have a total of 34,460,504 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of any other stock options. Of the outstanding 34,460,504 shares, the 6,250,000 shares being sold in this offering will be freely tradable, except that any shares held by our "affiliates" may only be sold in compliance with the limitations described below. The remaining 28,210,504 shares of common stock will be "restricted securities" that may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will become available for sale in the public market as follows:

        Number of Shares                                           Date
        ----------------                                           ----
                                               Upon the date of this prospectus. These
                                               shares are eligible for resale under Rule
                                               144(k) and are not subject to lock-up
                    --                         agreements.

                                               After 90 days from the date of this
                                               prospectus. These additional shares are
                                               eligible for resale under Rules 144 and 701
                    --                         and are not subject to lock-up agreements.

                                               After 180 days from the date of this
                                               prospectus. These additional shares are
                                               eligible for resale under Rules 144 and 701
                20,551,600                     upon release of lock-up agreements.

Rule 144

  In general, under Rule 144, a person, or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock, which will be approximately 344,605 shares immediately after this offering, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of that sale is filed.

Rule 144(k)

  Under Rule 144(k), a person who is not considered an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume limitations described above.

Stock Options

  Following the closing of this offering, we intend to file a registration statement to register for resale the shares of common stock available for issuance under outstanding stock options. Accordingly, shares issued under those options will become eligible for resale in the public market from time to time, subject to the lock-up agreements described below and, in the case of affiliates, the volume limitations of Rule 144 described above. As of the date of this prospectus, options to purchase a total of 6,993,958 shares of common stock are outstanding.

Lock-Up Agreements

  Directors, officers and shareholders holding an aggregate of 28,210,504 shares of common stock have agreed that they will not sell, directly or indirectly, or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus. However, these restrictions may be waived in some circumstances. Please refer to our discussion in "Underwriting" for further discussion of these agreements. We have agreed not to sell, directly or indirectly, or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, other than the grant of options under our stock option plans and the issuance of common stock pursuant thereto, provided the holders of such shares or options agree to the 180-day lock-up agreement.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, who are represented by Bear, Stearns & Co. Inc., CIBC World Markets Corp., Thomas Weisel Partners LLC and Wit Capital Corporation, the underwriters have severally agreed to purchase from us the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus.

                                                                       Number of
       Underwriter:                                                     Shares
       ------------                                                    ---------
     Bear, Stearns & Co. Inc. ........................................ 2,645,000
     CIBC World Markets Corp.......................................... 1,190,000
     Thomas Weisel Partners LLC....................................... 1,190,000
     Wit Capital Corporation..........................................   265,000
     Banc of America Securities LLC...................................    60,000
     Deutsche Bank Securities Inc. ...................................    60,000
     Goldman, Sachs & Co. ............................................    60,000
     Hambrecht & Quist LLC............................................    60,000
     ING Barings LLC..................................................    60,000
     Lehman Brothers Inc. ............................................    60,000
     PaineWebber Incorporated.........................................    60,000
     Salomon Smith Barney Inc. .......................................    60,000
     SG Cowen Securities Corporation..................................    60,000
     Wasserstein Perella Securities, Inc. ............................    60,000
     Access Financial Group...........................................    30,000
     Brean Murray & Co., Inc. ........................................    30,000
     Dain Rauscher Wessels............................................    30,000
     Doft & Co., Inc. ................................................    30,000
     First Southwest Company..........................................    30,000
     Goldis Financial Group, Inc. ....................................    30,000
     Hagerty, Stewart & Associates, Inc. .............................    30,000
     Hoak Breedlove Wesneski & Co. ...................................    30,000
     Jeffries & Company...............................................    30,000
     C.L. King & Associates, Inc. ....................................    30,000
     Legg Mason Wood Walker, Incorporated.............................    30,000
     Sanders Morris Mundy.............................................    30,000
                                                                       ---------
       Total.......................................................... 6,250,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of a "comfort letter" from our accountants, the listing of the common stock on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

  We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 937,500 additional shares at the public offering price less the underwriting fees. The underwriters may exercise the over-allotment option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the over-allotment option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

  The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.55 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and the amount of the concessions.

  The table below shows the items considered to be underwriting compensation under the rules of the National Association of Securities Dealers, Inc. The underwriting fee is equal to the public offering price per share of common stock, less the amount paid by the underwriters to us per share of common stock. The underwriting fee will be approximately 7% of the public offering price. The underwriting fee amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of the common stock.

                                             Per Share             Total
                                         ----------------- ---------------------
                                            No      Full       No        Full
     Paid by Data Return                 Exercise Exercise  Exercise   Exercise
     -------------------                 -------- -------- ---------- ----------
     Underwriting fee...................  $0.91    $0.91   $5,687,500 $6,540,625
     Deemed compensation................   0.24     0.21    1,512,767  1,512,767
                                          -----    -----   ---------- ----------
      Total.............................  $1.15    $1.12   $7,200,267 $8,053,392
                                          =====    =====   ========== ==========

  Individuals employed by CIBC World Markets Corp. are stockholders of Data Return. In May 1999, these individuals acquired an aggregate of 210,089 shares of common stock. The shares of common stock will be subject to an agreement with the National Association of Securities Dealers that restricts the sale, transfer, pledge, assignment or hypothecation of these shares for three years from the effective date of this offering. The deemed compensation included in the table above was computed based on the difference between the initial public offering price and the price paid for the shares of common stock held by these individuals as described in the table below.

                              Number of Shares Price Per Share Price Difference Deemed Compensation
                              ---------------- --------------- ---------------- -------------------
     Common stock............     210,089          $0.999          $12.001          $1,512,767

  We estimate that the expenses of this offering, excluding underwriting fees, will be as indicated in the table below.

   Registration fee-Securities and Exchange Commission.............. $   25,976
   NASD filing fee..................................................      9,844
   Nasdaq National Market listing fee...............................     90,000
   Blue sky fees and expenses.......................................     15,000
   Accountants' fees and expenses...................................    200,000
   Legal fees and expenses..........................................    200,000
   Printing and engraving expenses..................................    300,000
   Transfer agent and registrar fees................................     30,000
   Miscellaneous....................................................    129,180
                                                                     ----------
   Total............................................................ $1,000,000
                                                                     ==========

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

  At our request, the underwriters have reserved for sale at the initial public offering price up to 359,375 of the shares, or 5.75% (5% if the underwriters' over-allotment option is exercised in full), of our common stock to be sold in this offering for sale to our employees and directors, friends and family of our directors, officers and employees and some persons affiliated with our vendors and service providers. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 66 filed public offerings of equity securities, of which 35 have been completed, and has acted as a syndicate member in an additional 32 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

  A prospectus in electronic format is being made available on a web site maintained by Wit Capital Corporation. Purchases of shares from Wit Capital are to be made through an account at Wit Capital in accordance with Wit Capital's procedures for purchasing new issues. In addition, pursuant to an e-Dealer Agreement, all registered broker-dealers purchasing shares from Wit Capital in the offering, the e-Dealers, similarly have agreed to make a prospectus in electronic format available on the web sites that they maintain and to resell the shares in compliance with procedures required by Wit Capital.

  Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-manager or selected dealer in over 130 public offerings. Except for its participation as a manager in this offering, Wit Capital has no relationship with Data Return or any of its founders or significant shareholders.

  We have agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including civil liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement. These indemnity provisions as they relate to liabilities under the Securities Act may not be enforced by a court in some circumstances due to public policy concerns.

  The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Our common stock has been approved for listing on the Nasdaq National Market under the symbol "DRTN."

  Data Return and our directors, officers and substantially all of our current shareholders have agreed that we, and they, respectively, will not sell, directly or indirectly, or otherwise dispose of any shares of common stock for a period of 180 days from the date of this prospectus. However, these restrictions may be waived in some circumstances. We have agreed that for a period of 180 days after the date of this prospectus we will not, without the prior written consent of Bear, Stearns & Co. Inc., sell or otherwise dispose of any shares of common stock.

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among Data Return and the representatives of the underwriters. The material factors to be considered in determining the public offering price will be:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of generally comparably companies; and

  . estimates of our business potential.

  CIBC World Markets Corp. acted as the placement agent for the sale of shares of Data Return's common stock in May and July 1999. As compensation for its services, CIBC World Markets Corp. received a fee.

                                 LEGAL MATTERS

  The validity of the shares of common stock offered hereby will be passed upon for Data Return by Thompson & Knight L.L.P., Fort Worth, Texas. Pillsbury Madison & Sutro LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with various legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our financial statements at March 31, 1998 and 1999 and for the period from September 22, 1997 (inception) through March 31, 1998 and for fiscal 1999 as set forth in their report. We have included our financial statements in this prospectus in reliance on Ernst & Young LLP's report given on their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance reference is made to the copy of that contract, agreement or other document filed as an exhibit to the registration statement.

  You may read and copy all or any portion of the registration statement or any other information Data Return files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site, which may be found at http://www.sec.gov.

  As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

  This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

                            DATA RETURN CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors............................................ F-2

Balance Sheets as of March 31, 1998 and 1999 and June 30, 1999
 (unaudited).............................................................. F-3

Statements of Operations for the period from September 22, 1997
 (inception) to March 31, 1998, the Year Ended March 31, 1999 and the
 Three Months Ended June 30, 1998 and 1999 (unaudited).................... F-4

Statements of Changes in Shareholders' Equity for the period from
 September 22, 1997 (inception)
 to March 31, 1998, the Year Ended March 31, 1999 and the Three Months
 Ended June 30, 1999 (unaudited).......................................... F-5

Statements of Cash Flows for the period from September 22, 1997
 (inception) to March 31, 1998,
 the Year Ended March 31, 1999 and the Three Months Ended June 30, 1998
 and 1999 (unaudited)..................................................... F-6

Notes to Financial Statements............................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Data Return Corporation

  We have audited the accompanying balance sheets of Data Return Corporation as of March 31, 1998 and 1999, and the related statements of operations, changes in shareholders' equity and cash flows for the period from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Data Return Corporation at March 31, 1998 and 1999, and the results of its operations and its cash flows from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Dallas, Texas
May 18, 1999, except for Note 9,
as to which the date is September 27, 1999

                            DATA RETURN CORPORATION

                                 BALANCE SHEETS

                                                March 31,
                                         ------------------------   June 30,
                                            1998         1999         1999
                                         -----------  -----------  -----------
                                                                   (unaudited)
Assets
Current assets:
  Cash.................................. $   473,800  $   842,800  $ 3,115,700
  Restricted cash.......................         --       125,000      125,000
  Accounts receivable, net of allowance
   for doubtful accounts of $6,800 and
   $20,100 at March 31, 1998 and 1999,
   respectively and $69,600 at June 30,
   1999.................................      91,100      368,400      796,500
  Prepaid and other.....................      24,800       28,200      101,100
                                         -----------  -----------  -----------
Total current assets....................     589,700    1,364,400    4,138,300
Property and equipment, net.............     141,400      826,000    1,433,100
Other assets............................       3,100       23,300      440,000
                                         -----------  -----------  -----------
Total assets............................ $   734,200  $ 2,213,700  $ 6,011,400
                                         ===========  ===========  ===========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable...................... $   108,600  $   288,900  $   672,100
  Accrued expenses......................      60,500      132,900      561,200
  Deferred revenue......................      76,900      286,100      516,400
  Notes payable and capital lease
   obligations--current.................      22,500       95,200       97,400
                                         -----------  -----------  -----------
Total current liabilities...............     268,500      803,100    1,847,100
Notes payable and capital lease
 obligations--long-term.................      36,200      166,000      140,000
Commitments and contingencies...........         --           --           --
Shareholders' equity:
  Preferred stock, $.001 par value;
   20,000,000 shares authorized, none
   issued or outstanding................         --           --           --
  Common stock, $.001 par value;
   100,000,000 shares authorized;
   17,592,600, 20,551,600 and 23,459,490
   issued and outstanding at March 31,
   1998, 1999 and June 30, 1999
   respectively.........................      17,600       20,600       23,500
  Additional paid-in capital............   2,318,100    3,893,100    8,039,300
  Receivable for shares issued..........    (500,000)         --           --
  Deferred stock compensation...........  (1,215,700)  (1,194,900)  (1,929,500)
  Accumulated deficit...................    (190,500)  (1,474,200)  (2,109,000)
                                         -----------  -----------  -----------
Total shareholders' equity..............     429,500    1,244,600    4,024,300
                                         -----------  -----------  -----------
Total liabilities and shareholders'
 equity................................. $   734,200  $ 2,213,700  $ 6,011,400
                                         ===========  ===========  ===========

  The accompanying notes to financial statements are an integral part of these statements.

                            DATA RETURN CORPORATION

                            STATEMENTS OF OPERATIONS

                             Period from                         Three Months
                          September 22, 1997                    Ended June 30,
                            (inception) to     Year Ended   ------------------------
                            March 31, 1998   March 31, 1999    1998         1999
                          ------------------ -------------- -----------  -----------
                                                            (unaudited)  (unaudited)
Revenues................     $   336,100      $ 1,889,000   $   280,800  $ 1,227,500
Costs and expenses:
  Cost of revenue.......         198,000        1,105,300       204,900      489,500
  General and
   administrative.......         230,200        1,063,000       213,200      865,600
  Marketing and sales...          39,000          662,800       105,000      384,500
  Stock based
   compensation.........          61,300          348,800        84,600      139,500
                             -----------      -----------   -----------  -----------
Total costs and
 expenses...............         528,500        3,179,900       607,700    1,879,100
                             -----------      -----------   -----------  -----------
Loss from operations....        (192,400)      (1,290,900)     (326,900)    (651,600)
Other income (expense):
  Interest income.......           2,200           19,900         6,200       22,900
  Interest expense......            (300)         (12,700)       (1,100)      (6,100)
                             -----------      -----------   -----------  -----------
Net loss................     $  (190,500)     $(1,283,700)  $  (321,800) $  (634,800)
                             ===========      ===========   ===========  ===========
Net loss per common
 share:
  Basic and diluted.....     $     (0.01)     $     (0.07)  $     (0.02) $     (0.03)
                             ===========      ===========   ===========  ===========
Shares used in computing
 basic and diluted net
 loss per share.........      15,882,326       18,371,300    17,592,600   22,272,804


  The accompanying notes to financial statements are an integral part of these statements.

                            DATA RETURN CORPORATION

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             Common Stock    Additional Receivable    Deferred
                          ------------------  Paid-In   for Shares     Stock      Accumulated  Shareholders'
                            Shares   Amount   Capital     Issued    Compensation   (Deficit)      Equity
                          ---------- ------- ---------- ----------  ------------  -----------  -------------
Balance--September 22,
 1997 (inception)
Initial issuance of
 common stock...........  15,440,600 $15,400 $   43,300 $     --    $       --    $       --    $    58,700
Issuance of common
 stock..................   2,152,000   2,200    997,800  (500,000)          --            --        500,000
Deferred compensation
 related to stock
 options................         --      --   1,277,000       --     (1,277,000)          --            --
Amortization of deferred
 stock compensation.....         --      --         --        --         61,300           --         61,300
Net loss................         --      --         --        --            --       (190,500)     (190,500)
                          ---------- ------- ---------- ---------   -----------   -----------   -----------
Balance--March 31,
 1998...................  17,592,600  17,600  2,318,100  (500,000)   (1,215,700)     (190,500)      429,500
Issuance of common
 stock..................   2,959,000   3,000  1,247,000   500,000           --            --      1,750,000
Deferred compensation
 related to stock
 options................         --      --     328,000       --       (328,000)          --            --
Amortization of deferred
 stock compensation.....         --      --         --        --        348,800           --        348,800
Net loss................         --      --         --        --            --     (1,283,700)   (1,283,700)
                          ---------- ------- ---------- ---------   -----------   -----------   -----------
Balance--March 31,
 1999...................  20,551,600  20,600  3,893,100       --     (1,194,900)   (1,474,200)    1,244,600
Issuance of common
 stock (unaudited)......   2,907,890   2,900  3,272,100       --            --            --      3,275,000
Deferred compensation
 related to stock
 options (unaudited)....         --      --     874,100       --       (874,100)          --            --
Amortization of deferred
 stock compensation
 (unaudited)............         --      --         --        --        139,500           --        139,500
Net loss (unaudited)....         --      --         --        --            --       (634,800)     (634,800)
                          ---------- ------- ---------- ---------   -----------   -----------   -----------
Balance--June 30, 1999
 (unaudited)............  23,459,490 $23,500 $8,039,300 $     --    $(1,929,500)  $(2,109,000)  $ 4,024,300
                          ========== ======= ========== =========   ===========   ===========   ===========


  The accompanying notes to financial statements are an integral part of these statements.

                            DATA RETURN CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                               Three Months
                             Period from                           Ended
                          September 22, 1997 Year Ended          June 30,
                            (inception) to    March 31,   -----------------------
                            March 31, 1998      1999         1998        1999
                          ------------------ -----------  ----------- -----------
                                                          (unaudited) (unaudited)
Operating activities
Net loss................      $ (190,500)    $(1,283,700)  $(321,800) $ (634,800)
Adjustments to reconcile
 net loss to net cash
 flows used in operating
 activities:
  Depreciation and
   amortization.........          12,900         129,500      14,100      89,300
  Stock based
   compensation
   expense..............          61,300         348,800      84,600     139,500
  Provision for doubtful
   accounts.............           6,800          40,400       4,100      59,900
  Changes in operating
   assets and
   liabilities:
   Accounts receivable..         (71,900)       (317,700)    (37,300)   (488,000)
   Prepaid and other....         (16,500)         (3,200)      7,100     (73,000)
   Other assets.........          (3,100)        (20,200)     (4,400)   (416,700)
   Accounts payable and
    accrued expenses....         125,500         252,700      (8,800)    811,400
   Deferred revenue.....          76,900         209,200      19,400     230,300
                              ----------     -----------   ---------  ----------
Net cash provided by
 (used in) operating
 activities.............           1,400        (644,200)   (243,000)   (282,100)
Investing activities
Purchases of property
 and equipment..........         (55,400)       (814,200)    (79,300)   (696,300)
Purchase of certificate
 of deposit restricted
 as to use..............             --         (125,000)        --          --
                              ----------     -----------   ---------  ----------
Net cash used in
 investing activities...         (55,400)       (939,200)    (79,300)   (696,300)

Financing activities
Proceeds from notes
 payable................          11,700         250,000       3,500         --
Payments on notes
 payable and capital
 leases.................            (200)        (47,600)     (1,200)    (23,700)
Net proceeds from
 issuance of common
 stock..................         516,300       1,750,000     500,000   3,275,000
                              ----------     -----------   ---------  ----------
Net cash provided by
 financing activities...         527,800       1,952,400     502,300   3,251,300
                              ----------     -----------   ---------  ----------
Net increase in cash....         473,800         369,000     180,000   2,272,900
Cash at beginning of the
 period.................             --          473,800     473,800     842,800
                              ----------     -----------   ---------  ----------
Cash at end of period...      $  473,800     $   842,800   $ 653,800  $3,115,700
                              ==========     ===========   =========  ==========


Supplemental disclosure
 of cash flows
 information
Noncash investing and
 financing activities:
  Deferred
   compensation.........      $1,277,000     $   328,000   $  52,100  $  874,100
  Equipment acquired
   under capital
   leases...............          38,900             --          --          --
  Shares issued for note
   receivable...........         500,000             --          --          --
  Net assets contributed
   for common stock.....          42,400             --          --          --
  Cash paid for
   interest.............             --           11,400       1,100       7,400

  The accompanying notes to financial statements are an integral part of these statements.

                            DATA RETURN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                 March 31, 1999

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

1.Organization, Basis of Presentation and Significant Accounting Policies

Organization

  Data Return Corporation (the "Company") was incorporated in August 1997 under the laws of the State of Texas and commenced operations on September 22, 1997 (inception). The Company primarily provides advanced Microsoft Internet hosting services to businesses, web site developers and other organizations. The Company's advanced Microsoft hosting services enable its customers to establish and maintain e-commerce and other applications through which they can conduct transactions and manage information on a worldwide basis over the Internet.

  The Company's computer equipment, principally servers, is primarily located in separate facilities owned by two of its vendors. The vendors provide data center facilities and bandwidth connectivity to the Company on a contractual basis.

Basis of Presentation

  The accompanying financial statements of the Company reflect the operations and financial position of the Company for the period from its inception on September 22, 1997 to March 31, 1998 and for fiscal 1999. The Company was formed when its founders contributed net assets, principally computer equipment, with an approximate fair market value of $42,000 and cash of approximately $17,000 as consideration for 15,440,600 shares of the Company's common stock.

  The Company does not expect to generate positive cash flow from its operations for several years. As a result, the Company has obtained and intends to continue to seek funding from external sources. In addition, the Company intends to file a registration statement for the initial public offering of the Company's common stock. The Company contemplates using the proceeds from the proposed public offering to fund its operations, fund its capital expenditures, expand its marketing and sales activities, repay its credit facility and for working capital and other general corporate purposes, including potential acquisitions and investments and expenses associated with its anticipated move to a new headquarters facility. Management of the Company believes that the proceeds from the private issuance of common stock described in Note 9 as well as the proceeds received, if any, of the proposed public offering will be sufficient to meet the Company's projected cash needs for at least the next 12 months.

Significant Accounting Policies

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Revenues are primarily derived from monthly recurring hosting service fees and from set-up fees. Basic services, defined as accounts expected to generate less than $400 monthly, do not require a contract. More

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

1.Organization, Basis of Presentation and Significant Accounting Policies-- (Continued)

complex services require a contract that is generally six months in length. These contracts generally are cancelable by either party without penalty upon 30 days' notice. Revenues from these contracts are recognized ratably over the contractual period as service is delivered. Payments received for billings in advance of providing services are deferred until the period such services are provided. Set-up fees are separately priced from hosting services and are recognized at the time a new customer account is created. Therefore, the customer has no expectation of any future value from set-up fees after the account is set up and the service is activated. Set-up costs consist primarily of labor by technical support personnel to activate the new service and are incurred at the time of set-up. No future set-up costs are incurred. There is no obligation of the Company to perform any future set-up services, and the set-up fees are non-refundable. Following expiration of the initial contract period and upon renewal of the contract by the customer, there are no additional set-up charges and the renewal prices for hosting services are generally unchanged from the original contract period.

  The Company's accounts receivable are financial instruments that expose the Company to credit risk, as defined by Statement of Financial Accounting Standards No. 105, Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk. Accounts receivable are due from commercial entities to whom credit is extended based on evaluation of the customer's financial condition, and generally collateral is not required. Anticipated credit losses are provided for in the financial statements and have been within management's expectations for all periods presented.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of the property and equipment, generally three years for computer equipment and up to seven years for furniture and fixtures. Equipment acquired under capital leases is amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset, generally three years. The cost of license agreements with software vendors are amortized over the term of the agreements.

 Restricted Cash

  Restricted cash consists of a certificate of deposit which is pledged as collateral for the Company's notes payable.

 Impairment of Long-Lived Assets

  In accordance with Statement on Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews its long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flow exceeds the carrying value of the asset, no impairment indicator is considered present. If the carrying value exceeds the future cash flow, an impairment indicator is considered present. Such impairment would be measured and recognized using a discounted cash flow method.

 Financial Instruments

  The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate their fair values.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)


1.Organization, Basis of Presentation and Significant Accounting Policies-- (Continued)

 Purchase Commitments

  The Company has an obligation to acquire certain minimum amounts of co-location space, technical assistance, broadband service and private line service. In the event the Company expects to incur a loss in fulfilling its future obligations, the estimated loss will be accrued at the date the Company first believes a loss is likely to be incurred.

 Advertising Costs

  The Company expenses advertising costs as incurred. Advertising expense amounted to $25,200 and $296,400 for the period from September 22, 1997 (inception) to March 31, 1998, and the year ended March 31, 1999, respectively.

 Stock Based Compensation

  The Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, because the alternative fair value accounting model provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123) is not required. Accordingly, in cases where exercise prices equal or exceed fair market value of the underlying common stock, the Company recognizes no compensation expense. In cases where exercise prices are less than the fair value, compensation is recognized over the lesser of the period of performance or vesting period.

 Income Taxes

  Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Comprehensive Income

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 requires that total comprehensive income (loss) be disclosed with equal prominence as net income
(loss). The Company's comprehensive loss is equal to its net losses for all periods presented.

 Segment Reporting

  The Company operated during all periods in a single segment when applying the management approach defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

 Recent Accounting Pronouncements

  On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position No. 98-1, "Accounting for the Costs of Computer

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

1.Organization, Basis of Presentation and Significant Accounting Policies-- (Continued)

Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires computer software costs related to internal software that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, the Company has adopted SOP 98-1 in its financial statements for the year ending March 31, 2000.

  In April of 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, which requires that costs related to such activities be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, the Company has adopted SOP 98-5 in the financial statements for the year ending March 31, 2000. The adoption of SOP 98-5 had no material impact on our financial statements.

 Net Loss Per Share

  Net loss per share is computed using the weighted average number of shares of common stock outstanding during each period for basic and diluted earnings per share. No common stock equivalents are considered in the calculation of diluted earnings per share as the Company has incurred a loss for all periods presented and the effect of common stock equivalents would be anti-dilutive.

 Unaudited Interim Financial Statements

  The unaudited interim consolidated financial statements as of June 30, 1999, and for the three month periods ended June 30, 1998 and 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. They do reflect all adjustments (consisting only of normal recurring entries) which, in the opinion of the Company's management, are necessary for a fair presentation of the results for the interim periods presented.

  The results of operations for the three month period ended June 30, 1999, are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)


2.Property and Equipment

  Property and equipment consists of the following:

                                                  March 31,
                                              -------------------   June 30,
                                                1998      1999        1999
                                              --------  ---------  -----------
                                                                   (unaudited)
Electronics and computer equipment........... $ 94,400  $ 852,600  $1,518,600
Computer software............................      --      39,400      63,200
Furniture and office equipment...............    7,700     14,800      21,300
Leasehold improvements.......................    5,000     10,600      10,600
Capital leases--equipment....................   47,200     51,100      51,100
                                              --------  ---------  ----------
                                               154,300    968,500   1,664,800
Less accumulated depreciation and
 amortization................................  (12,900)  (142,500)   (231,700)
                                              --------  ---------  ----------
                                              $141,400  $ 826,000  $1,433,100
                                              ========  =========  ==========

3.Accrued Expenses

  Accrued expenses consist of the following:

                                                       March 31,
                                                    ----------------  June 30,
                                                     1998     1999      1999
                                                    ------- -------- -----------
                                                                     (unaudited)
Professional fees.................................. $   --  $    --   $289,700
Bonuses............................................     --    42,800   125,000
Deferred compensation..............................  40,000   40,000    40,000
Commissions........................................     --    20,800    47,400
Other..............................................  20,500   29,300    59,100
                                                    ------- --------  --------
                                                    $60,500 $132,900  $561,200
                                                    ======= ========  ========

4.Notes Payable

  The Company entered into two separate note agreements for $125,000 each with a commercial bank. The notes are cross collateralized by a $125,000 certificate of deposit at the bank and all computer equipment acquired with the loan proceeds. The notes bear interest at 9.25 percent and 6.9 percent. The notes are due in equal monthly installments of principal and interest of $3,990 and $3,871, respectively. Future principal payments at March 31, 1999 are as follows:

2000................................................................... $ 78,900
2001...................................................................   85,500
2002...................................................................   60,400
                                                                        --------
                                                                        $224,800
                                                                        ========

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)


5.Shareholders' Equity

 Common Stock

  Pursuant to a Stock Sales Agreement (the Agreement) dated February 20, 1998, between the Company and a private investor, the Company sold 2,152,000 shares of its common stock for $0.46 per share. The Agreement provided for the issuance of the shares in return for $500,000 cash and a promissory note in the amount of $500,000 that has been repaid. The Agreement provided the investor the right to acquire an additional 2,690,000 shares of the Company's common stock during a specified period in 2001 for $0.37 per share and provided the Company the right to require the investor to purchase the shares for a period beginning in February 1999 through August 2001. In February of 1999, the Company exercised its rights under the Agreement and sold 2,690,000 shares of its common stock to the investor for $0.37 per share.

  The Agreement also provides the investor additional rights including: a right of first refusal to participate in any future equity offerings up to the total amount of such offerings and on the same terms as those offered to other investors, a right to designate two members of the Company's five member Board of Directors and a requirement for unanimous approval by the Board of Directors for certain transactions.

  The investor's rights terminate upon the earlier to occur of: the mutual agreement of the Company and the investor, events the result of which are such that the investor owns less than 5 percent of the issued and outstanding common stock of the Company, consummation of a public offering of the Company's capital stock or a breach by the investor of his obligations.

 Stock Based Compensation Arrangements

  The Company's 1998 Stock Option Plan (the Plan) provides for the issuance to employees of options to acquire 3,308,700 shares of common stock. The options are to be issued at fair market value, as defined, and vest as approved by the Board of Directors. Options generally expire 10 years from the date of grant and automatically expire at termination of employment. The vesting period for options to acquire 901,150 shares of common stock accelerates to the effective date of any registration statement filed by the Company or in the event of a merger or acquisition of the Company.

  Subsequent to March 31, 1999, the Company adopted the 1999 Long-Term Incentive Plan. See Note 9.

  The following table summarizes the stock option activity related to the
Company:

                                                   Per Share
                                       Number of   Exercise   Weighted Average
                                        Shares       Price     Exercise Price
                                       ---------  ----------- ----------------
Outstanding options--September 22,
 1997.................................       --   $       --       $ --
  Granted............................. 3,577,700         0.02       0.02
                                       ---------  -----------      -----
Outstanding options--March 31, 1998... 3,577,700         0.02       0.02
  Granted............................. 1,069,275   0.08- 0.17       0.15
                                       ---------  -----------      -----
Outstanding options--March 31, 1999... 4,646,975   0.02- 0.17       0.05
  Granted............................. 1,304,650   0.23- 1.66       0.44
  Expired.............................   (26,900)        0.23       0.23
                                       ---------  -----------      -----
Outstanding options--June 30, 1999.... 5,924,725  $0.02-$1.66      $0.14
                                       =========  ===========      =====
Options exercisable--March 31, 1999...   916,752  $      0.02      $0.02
                                       =========  ===========      =====

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

5.Shareholders' Equity--(Continued)

  Outstanding options as of March 31, 1999, had a weighted average remaining contractual life of approximately nine years and a weighted average fair value at issuance of $0.36 based on the minimum value method.

  Certain employees of the Company have been granted options under the Plan to purchase shares of the Company's common stock at less than fair market value. Prior to the adoption of the Plan, an employee was granted 3,308,700 options at a price below fair market value which vest over 4 years. The vesting period for the 3,308,700 options accelerates to the effective date of any registration statement filed by the Company. The Company recorded deferred stock compensation of $1,277,000, $328,000 and $874,100 for the period from September 22, 1997 (inception) through March 31, 1998, the year ended March 31, 1999 and the three month period ended June 30, 1999, respectively, for the difference between the exercise price and the deemed fair value of the Company's common stock underlying certain options granted. These amounts are being amortized over the vesting period of the individual options, generally four years. The stock compensation expense charged to income amounted to $61,300 and $348,800 for the period from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999, respectively. The stock compensation expense charged to income amounted to $84,600 and $139,500 for the three month periods ended June 30, 1998 and 1999, respectively.

  As discussed in Note 1, the Company accounts for its stock based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations.

  SFAS No. 123 requires the disclosure of pro forma net income (loss) and net income (loss) per share as if the Company had adopted the fair value method since September 22, 1997 (inception). Under SFAS No. 123, the fair value of stock based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future price volatility and expected time to exercise, which greatly affect the calculated values.

  The Company's calculations for employee grants were made using the minimum value method using the following weighted average assumption: expected life, four years; risk free interest rate of 6 percent; no dividends during the expected term; and a volatility of zero as the Company is private and has no trading history. If the computed values of the Company's stock based awards were amortized to expense over the vesting period of the awards as specified under SFAS No. 123, net loss would have been $191,320 ($0.01 per basic and diluted share) and $1,289,160 ($0.07 per basic and diluted share) for the period from September 22, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999, respectively.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)


6.Income Tax Information

  At March 31, 1998 and 1999, the Company had temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                March 31,
                                                            -------------------
                                                              1998      1999
                                                            --------  ---------
Deferred tax assets:
  Net operating loss carryforwards......................... $ 26,000  $ 333,000
  Stock based compensation.................................   21,000    139,000
  Accrued expenses.........................................   16,000     22,000
  Allowance for bad debts..................................    2,000      7,000
                                                            --------  ---------
Total deferred tax assets..................................   65,000    501,000
  Less: valuation allowance................................  (65,000)  (501,000)
                                                            --------  ---------
Net deferred tax asset..................................... $    --   $     --
                                                            ========  =========

  At March 31, 1999, the Company's net operating loss carryforward for federal income tax purposes is approximately $980,000, expiring in 2013 and 2014. The Company has recorded a valuation reserve for its net deferred tax benefit for the period ended March 31, 1998 and the year ended March 31, 1999 due to uncertainty that the Company will generate sufficient taxable income during the carryforward period to realize the benefit of its deferred tax asset. In addition, in connection with the equity transactions that have taken place since its inception and the proposed initial public offering, the Company may experience a change in control pursuant to Internal Revenue Code Section 382. As such, the net operating loss carryforward may be limited as to its possible use in future periods.

7.Commitments

 Leases

  The Company leases office space and office equipment under operating leases. Future noncancelable lease payments under the Company's lease commitments at March 31, 1999 are as follows:

                                                 Capital Leases Operating Leases
                                                 -------------- ----------------
Year Ended March 31:
  2000..........................................    $20,500         $102,100
  2001..........................................     20,200           56,500
  2002..........................................      3,300           11,100
                                                    -------         --------
                                                     44,000         $169,700
                                                                    ========
Less amount representing interest...............     (7,600)
                                                    -------
Present value of lease payments.................     36,400
Current portion of capital leases...............     15,200
                                                    -------
Noncurrent portion of capital leases............    $21,200
                                                    =======

  The Company recorded rent expense of $13,300 for the period from September 22, 1997 (inception) to March 31, 1998, and $60,500 for the year ended March 31, 1999.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

7.Commitments--(Continued)

 Bandwidth and Co-Location Agreements

  The Company has entered into agreements for bandwidth, co-location space and dedicated Internet access with multiple vendors. The agreements are generally three year commitments and require penalties for early termination. The agreements are generally subject to a master contract which allows for service order upgrades at the Company's request. Following are the Company's minimum commitments at March 31, 1999.

Year Ended March 31:
  2000............................................................... $  525,000
  2001...............................................................    475,000
  2002...............................................................    175,000
                                                                      ----------
                                                                      $1,175,000
                                                                      ==========

  Subsequent to year end, the Company entered into an agreement with a vendor which requires the Company to acquire an additional $10.0 million of services over the next five years (See Note 9).

8.International Operations

  International revenues were approximately $43,500 and $189,000 for the period from September 22, 1997 (inception) to March 31, 1998 and fiscal 1999, respectively. The Company's international revenues were primarily generated from customers located in Europe and Asia. In fiscal 1999, revenues from customers located in Europe and Asia accounted for approximately 6% and 2% of total revenues, respectively. Total assets from international operations, comprised of accounts receivable, were $16,700 and $32,700 of total assets as of March 31, 1998 and 1999, respectively.

9.Subsequent Events

 Proposed Public Offering of Common Stock (Unaudited)

  The Board of Directors of the Company has authorized management of the Company to file a registration statement with the Securities and Exchange Commission for the initial public offering of the Company's common stock. The Company contemplates using the proceeds from the proposed public offering to fund its operations, fund its capital expenditures, expand its marketing and sales activities, repay its credit facility and for working capital and other general corporate purposes, including potential acquisitions and investments and expenses associated with its anticipated move to a new headquarters facility.

 Adoption of the 1999 Long-Term Incentive Plan

  In July 1999, the Company adopted the 1999 Long-Term Incentive Plan. The Plan provides for the issuance of up to 3,228,000 options to acquire its common stock.

 Issuance of Common Stock

  Subsequent to year end, the Company issued 5,251,418 shares of common stock to private investors for total cash consideration of $9.375 million through July 29, 1999.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

9.Subsequent Events--(Continued)

  In addition, on July 26, 1999, Level 3 Communications, Inc. (Level 3) acquired 1,952,940 shares of the Company's common stock in exchange for a $5.0 million credit to be applied to the purchase of future bandwidth services. Use of the credit is as allowed by the Service Credit Agreement. The credit can be applied as payment for services in excess of the minimum purchases required under the Strategic Marketing and Sales Agreement (see below) beginning on January 1, 2001. The Company has a limited right to reacquire the stock in the event that Level 3 fails to fulfill its obligations under the Service Credit Agreement or fails to deliver the bandwidth pursuant to the terms of the Service Credit Agreement. The number of shares subject to the Company's right to reacquire the stock will be reduced pro rata in each quarter of calendar year 2001 by the greater of the credit applied to future purchases of bandwidth or 25% of the total shares. The stock can be reacquired by the Company at the original purchase price by the Company's forgiveness of the remaining balance of the credit. In the event the Company's right to reacquire the stock is exercised, Level 3 is required to pay the Company $750,000, reduced ratably, based on the amount of bandwidth credit used by the Company.

 Strategic Marketing and Sales Agreement

 The Company entered into a Strategic Marketing and Sales Agreement with Level 3 on July 1, 1999. The Strategic Marketing and Sales Agreement provides that the Company will acquire most of its requirements for co-location space, technical assistance, broadband service and private line service (collectively the "Services") over a five year period commencing with the date of the agreement, which are substantially similar or perform substantially the same function as the Services from Level 3. The prices the Company will pay Level 3 for the Services over the term of the Agreement are based upon Level 3's then-current prices to other companies purchasing similar quantities. The Agreement also provides for joint sales and marketing efforts between the Company and Level 3, including cross training of personnel, and provides that Level 3 will designate the Company as a preferred provider for Advanced Microsoft Hosting Service. The Company will pay commission to Level 3 personnel for new customers generated by their leads.

  The Company's annual commitment for the Services is as follows for its year ended March 31:

2000................................................................ $   400,000
2001................................................................   1,000,000
2002................................................................   1,400,000
2003................................................................   2,000,000
2004................................................................   3,200,000
2005................................................................   2,000,000
                                                                     -----------
                                                                     $10,000,000
                                                                     ===========

Payments for the minimum annual purchase commitments will be required regardless of whether the Company uses the Services. The Company can apply the $5.0 million credit described above beginning on January 1, 2001 to purchases in excess of the minimum annual commitments required by the Strategic Marketing and Sales Agreement. Pricing of the Services will be based on Level 3's established market prices at the time the service is provided.

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)

9.Subsequent Events--(Continued)

 ASP and Server Agreement

  The Company entered into an agreement with Compaq to purchase the lesser of 2,000 servers or the number of servers reasonably necessary to operate the Company's business. The requirement to purchase the servers is contingent upon Compaq providing financing for the servers on competitive terms, upon the price, performance and quality of the servers being reasonably satisfactory to the Company and upon Compaq's commitment to deliver these servers on the schedule we request.

 Microsoft Agreements (unaudited)

  On September 3, 1999, the Company agreed to sell $5.0 million of its common stock for a per share purchase price equal to the lesser of the midpoint of the lowest filing range and the price to public. Microsoft will also acquire a warrant to purchase $3.75 million of the Company's common stock at the same per share purchase price. Microsoft is entitled to one demand and unlimited "piggyback" registration rights. Microsoft also has a right of first refusal that does not include this offering and that terminates upon completion of the initial public offering. This transaction will close the earlier of the day after the pricing of this offering and December 12, 1999.


  In addition, on September 3, 1999, the Company entered into a five-year Development, License and Co-Marketing Agreement with Microsoft to grant a non-exclusive perpetual license to proprietary installation tools for third-party hosted applications to Microsoft. The Company will also train Microsoft's employees and customers in the use of those tools. Microsoft has the sole right to terminate the agreement if the Company fails to deliver the tools on a timely basis or if the Company fails to correct any errors in the tools on a timely basis. Also as part of the agreement, Microsoft will provide up to one hundred hours of technical consulting and writing services during the development of the tools.

 Stock Split

  On September 10, 1999, the Board of Directors approved a 269 for 1 split of the Company's common stock. All share and per share amounts have been retroactively restated to reflect the effect of the stock split.

 Shareholder Rights Plan

  On September 27, 1999, the Board of Directors adopted a Shareholders Rights Plan (the "Plan") and declared a dividend of one preferred stock purchase right for each share of common stock. Each right entitles its registered holder to purchase one one-hundredth of a share of newly designated series A junior participating preferred stock at a purchase price of $100.00. The rights are attached to and trade with shares of the Company's common stock, including future issuances of common stock. The rights are not currently exercisable and become exercisable upon the earlier to occur of (a) the public announcement that a person or group of persons has acquired 15% or more of the Company's common stock, except in connection with an offer approved by the Board of Directors, or (b) the close of business on the tenth business day, or a later date determined by the Board of Directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of the Company's common stock. In the event the rights become exercisable, each holder of a right (except the Acquiring Person, as defined by the Plan) will have the right to receive shares of the Company's common stock

                            DATA RETURN CORPORATION

            (Information as of June 30, 1999 and for the three month
               periods ended June 30, 1998 and 1999 is unaudited)


9.Subsequent Events--(Continued)

having a market value of two times the exercise price of the right. Also, if the Company is acquired in a merger in which the Company is not the surviving corporation, or there is a sale of 50% or more of the Company's assets or earning power, each holder of a right may receive common stock of the acquiring company having a market value equal to two times the exercise price of the right. The rights expire September 27, 2009. Each share of series A junior participating preferred stock has dividend, liquidation and voting rights equal to those of 100 shares of the Company's common stock. The series A junior participating preferred stock is not redeemable.

Inside back cover

The inside back cover of the prospectus has a caption centered at the top of the page in large text that reads "Hosting the Back Office for E-Business."

An image of a globe with images of customers' web pages surrounding the globe above its surface is centered in the middle of the page.

 Centered on the page is the Data Return logo and the slogan "Hosting The Back
                            Office for E-Business."